UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number

SONIC ENVIRONMENTAL SOLUTIONS INC.
(Exact name of Registrant specified in its charter) BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) 1778 West 2nd Avenue Vancouver, British Columbia, Canada, V6J 1H6
(Address of principal executive offices)

COMMON SHARES WITHOUT PAR VALUE
(Title of Class)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of Each Class	Name of each exchange on which registered
None	Not applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act
Common Shares Without Par Value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Number of outstanding shares of Sonic's only class of capital stock as on December 31, 2003 (date of last audited financial statement herein) was 15,261,378 Common Shares Without Par Value.

Indicate by check mark whether Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ ] No [X]

Indicate by check mark which financial statement item Registrant has elected to follow:

Item 17 [X ] Item 18 [ ]

GENERAL

In this Registration Statement on Form 20-F, all references to the "Corporation" refer to Sonic Environmental Solutions Inc.

The Corporation uses the Canadian dollar as its reporting currency. All references in this document to "dollars" or "$" are expressed in Canadian dollars, unless otherwise indicated. See also Item 3 - "Key Information" for more detailed currency and conversion information.

Terms

The following is a list of the terms used in this Form 20-F:

"Bio-accumulate" means storage of non-metabolized materials (frequently toxins) in living organisms;

"Bioremediation" means a method of environmental remediation that uses micro-organisms to break down or detoxify organic compounds;

"Dioxins" means a group of organic chemical compounds that is a pollutant by-product in the manufacture of herbicides, disinfectants and other agents;

"Electromagnetic" means of, relating to, or produced by electromagnetism, which is magnetism developed by a current of electricity;

"Furans" means a class of toxic organic compounds characterized by a ring structure composed of one oxygen atom and four carbon atoms and results from the incineration process;

"gas-liquid mass transfer" means the dispersion and transfer of gases into liquids;

"Hz" means a unit of frequency, where the number of hertz (Hz) equals the number of cycles per second;

"kW" means a Unit of electrical power equal to 1000 watts;

"PCB" means polychlorinated biphenyl, a compound synthesized by reaction of chlorine with biphenyl;

"Plasma processing" means a process that uses any ionized gas that is able to conduct electricity;

"Platform Technology" means Sonic's patented industrial sonic energy technology and related applications and processes (see "The Sonic Solution - General");

"ppm" means parts per million;

"Sonic Generator" means Sonic's large-scale industrial generator equipment (of which three have been built) which produce sonic energy from an electromagnetic drive system to achieve certain matter transformation;

"Sonoprocessing", also known as "sonication", means the technical function of the Sonic Generators for PCB soil remediation, where processing rates are due to the physical or mechanical effects of intense, low frequency sound energy; and

"Vitrification" means a technology that uses electrodes to heat and melt contaminated soil or sediment containing organic, inorganic, or radioactive contaminants.

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
OF SONIC

A. Directors and Senior Management

The names, business addresses and functions of the directors and senior management of the Corporation are:

Name and Business Address	Position with Sonic
Adam R. Sumel 1778 West 2nd Avenue Vancouver, British Columbia Canada V6J 1H6	President, CEO and Director
Richard Ilich 1778 West 2nd Avenue Vancouver, British Columbia Canada V6J 1H6	Secretary and Director
Roderick O. McElroy 1778 West 2nd Avenue Vancouver, British Columbia Canada V6J 1H6	Vice-President, Operations and Director
Douglas B. Forster 888 - 1100 Melville Street Vancouver, British Columbia Canada V6E 4A6	Director
Edward Farrauto 700 - 900 West Hastings Street Vancouver, British Columbia Canada V6C 1E5	Chief Financial Officer
Matthew Wilson 1778 West 2nd Avenue Vancouver, British Columbia Canada V6J 1H6	Vice President, Business Development
James Hill 1778 West 2nd Avenue Vancouver, British Columbia Canada V6J 1H6	Vice-President, Applications, Research and Development

B. Advisers

Not applicable.

C. Auditors

The names and addresses of the Corporation's auditor for the preceding year and their membership in the governing professional body are:
Name and Address	Governing Professional Body
Staley Okada & Partners Suite 400 - 899 West Pender Street Vancouver, British Columbia Canada V6C 3B2	Institute of Chartered Accountants of British Columbia

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following constitutes selected financial data derived from the audited financial statements for Sonic for the fiscal period from February 1, 2003 to December 31, 2003, and the fiscal years ended January 31, 2003, and January 31, 2002, respectively (see Item 17). This financial data is in Canadian dollars and is presented in accordance with Canadian generally accepted accounting principles ("CAD GAAP") and United States GAAP ("US GAAP") as indicated.This information should be read in conjunction with the financial statements included elsewhere in this Annual Report on Form 20-F. Note 19 to the annual financial statements provide descriptions of the principal differences between CAD GAAP and United States Generally Accepted Accounting Principles ("US GAAP") as they relate to the Corporation and reconciliation to US GAAP of the Corporation's financial statements.
(CAD$)	As at December 31	As at January 31
Balance Sheet Data	2003	2003	2002
Total assets according to financial statements (CAD GAAP)(1)	$8,282,676	$2,077,218	$185,489
Total Assets (US GAAP)(2)	$7,693,515	$1,714,239	$185,489
Total liabilities (CAD and US GAAP)	$219,330	$176,143	$8,012
Share capital (CAD and US GAAP)	$9,780,457	$2,439,681	$426,938
Deficit (CAD GAAP)	$(1,717,111)	$(538,606)	$(249,461)
Deficit (US GAAP)	$(2,306,272)	$(901,585)	$(249,461)

(CAD$)	December 31	January 31
Period End Balances	2003	2003	2002
Working capital (CAD and US GAAP)	$7,181,558	$1,429,182	$174,008
Property, Plant and Equipment, net (CAD and US GAAP)	$274,818	$86,089	$3,469
Deferred Development Costs (CAD GAAP)	$589,161	$362,979	-
Deferred Development Costs (US GAAP)	-		-
Shareholders' equity (CAD GAAP)	$8,063,346	$1,901,075	$177,477
Shareholders' equity (US GAAP)	$7,474,185	$1,538,096	$177,477
Number of outstanding Shares	15,261,378	10,638,045	3,075,000

No cash or other dividends have ever been declared.
(CAD$)	Period ended December 31	Years Ended January 31
Statement of Operations Data	2003	2003	2002
Investment and Other Income (CAD and US GAAP)	$48,765	$5,714	$11,641
Expenses (CAD GAAP)	$1,227,270	$294,859	$197,979
Expenses (US GAAP)	$1,453,452	$657,838	$197,979
Income (loss) for the period (CAD GAAP)	$(1,178,505)	$(289,145)	$(186,338)
Income (loss) for the period (US GAAP)	$(1,404,687)	$(652,124)	$(186,338)
Income (loss) per Share - Basic and Diluted (CAD GAAP)	$(0.12)	$(0.07)	$(0.06)
Income (loss) per Share - Basic and Diluted (US GAAP)(2)	$(0.15)	$(0.17)	$(0.06)

See Item 17 for accompanying audited consolidated financial statements of Sonic (prepared in accordance with Canadian GAAP) for further details.

Currency and Exchange Rates

On March 31, 2004, the Federal Reserve noon rate for Canadian Dollars was CAD$1.00: US$0.7462.

The following table sets out the exchange rates for one Canadian dollar ("CAD$"), expressed in terms of one United States dollar ("US$"), in effect at the end of the following periods calculated using the average of the exchange rates on the last day of each month in such periods.

Period Ended December 31	Year Ended January 31
2003	2003	2002
0.7738	0.6540	0.6280
0.7217	0.6390	0.6425
0.7738	0.6618	0.6695
0.6531	0.6207	0.6199

The following table sets out the high and low exchange rates, based on the noon buying rates as posted on the Bank of Canada website (www.bankofcanada.ca) for the conversion of one Canadian dollar into United States dollars in effect for each of the last six months.

Month	Low	High
March, 2004	0.7421	0.7646
February, 2004	0.7440	0.7632
January, 2004	0.7093	0.7879
December, 2003	0.7084	0.7738
November, 2003	0.7084	0.7708
October, 2003	0.7031	0.7670
September, 2003	0.6736	0.7495
August, 2003	0.6708	0.7495

B. Capitalization and Indebtedness

As at February 29, 2004, Sonic has no outstanding indebtedness except trade accounts payable and due to related parties, all generated in the ordinary course of business, plus $27,625 (included in the amount due to related parties)(unaudited) in connection with the purchase of the Sonic's subsidiary Contech PCB Containment Technology Inc. None of Sonic's indebtedness is guaranteed or secured. Sonic's market capitalization as of that date was approximately:

Shares outstanding February 29, 2004 (unaudited)	Share Capital (unaudited)	Deficit (unaudited)	Shareholders' Equity(1) (unaudited)	Market Capitalization(2) (unaudited)	Debt (unaudited)
15,340,211	$ 9,995,607	$ (2,010,315)	$ 7,985,292	$ 41,418,570	$ (202,351)

Notes:

(1) Computed by subtracting the Deficit from Share Capital.

(2) Computed by multiplying the shares issued and outstanding (15,340,211) at February 29, 2004 by the closing price (CAD$2.70) of the shares at February 27, 2004.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The securities of Sonic are highly speculative and subject to a number of risks. These risks might affect Sonic reaching its business objectives, which include successfully developing and carrying out its plan of operation and achieving significant revenues from its business operations. A prospective investor or other person reviewing Sonic as a prospective investment should not consider an investment in Sonic unless the investor is capable of sustaining an economic loss of the entire investment.

The risks associated with Sonic's business include:

Commercialization Risks - Sonic is adopting a technology for a new application and there is currently no assurance possible that the commercial use contemplated for the technology by Sonic will prove feasible or competitive.

Sonic Has No History of Earnings and No Foreseeable Earnings. Since its incorporation on February 4, 2000, Sonic has had a history of losses. Sonic may never be profitable. Sonic has paid no dividends on its shares since incorporation and does not anticipate paying dividends in the foreseeable future. A failure to eventually achieve profitability will negatively impact on Sonic's share value.

Sonic Will Require Further Financing. Sonic has no source of material revenue, nor is any likely to develop in the foreseeable future, and there can be no assurance that Sonic will operate profitably at any time in the future. The business of Sonic will require substantial cash resources prior to commercialization, which Sonic must obtain from future financings involving the sale of equity or debt securities or by other means. There is no assurance that Sonic will be able to secure financing or that such financing will be obtained on terms favourable to the Company. Failure to obtain adequate financing could result in significant delays in the development of Sonic's products and a substantial curtailment of operations. Future financings could result in substantial dilution to Sonic's existing shareholders.

Patents and Intellectual Property Risks - Sonic currently holds patents in Canada, the United States, Germany and Japan on the Sonic Technology, which expire at various times between 2008 and 2013. Patents for Sonic's soil remediation process are pending based on our US provisional patent application. Sonic's success will depend, in part, on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties or having third parties circumvent its rights. The patent positions for Sonic's technologies are uncertain and involve complex legal and factual questions for which important legal principles are in some circumstances unresolved. Thus, there can be no assurance that future patent applications will result in the issuance of patents, that any patents issued will provide it with any competitive advantages, that such patents will not be challenged by any third parties, that the patents of others will not impede the ability of Sonic to do business, or that third parties will not be able to circumvent the patents. Furthermore, there can be no assurance that others will not independently develop products similar to those of Sonic, or, if patents are issued to Sonic, design around the patented products developed by Sonic. As Sonic acquired its intellectual property and assets through a creditor realization process, there is the possibility of legal challenges to Sonic's title to these assets on legal or equitable grounds.

Dependence on Key Personnel - Sonic's success will depend in large part upon the continued services of a number of key employees. Sonic's employment contracts with key personnel provide that employment is terminable at will by such personnel. The loss of the services of one or more of Sonic's other key personnel could have a material adverse effect on Sonic. In addition, if one or more of Sonic's key employees resigns from Sonic to join a competitor or to form a competing company notwithstanding such restrictions in their employment agreements, the loss of such personnel and any resulting loss of existing or potential clients to any such competitor could have a material adverse effect on Sonic's business, financial condition and results of operations. In the event of the loss of any such personnel, there can be no assurance that Sonic would be able to prevent the unauthorized disclosure or use of its technical knowledge, practices or procedures by such personnel.

Changing Environmental Laws - As discussed under "Environmental Regulations", Sonic will be subject to government regulations as they pertain to environmental operations and clean-up standards. Changes to these regulations and policies may have an adverse affect on Sonic's ability to compete or to even offer its services.

Technological Change - The environmental remediation industry is technological in nature and is subject to the rapid and substantial technological change that all such industries are likely to encounter. There can be no assurance that developments by others will not render Sonic's products or technologies non-competitive or that Sonic will be able to keep pace with technological developments.

Competition - Technological competition among participants in the environmental remediation industry is intense and is expected to increase. Many competitors and potential competitors of Sonic have substantially greater product development capabilities and financial, scientific, marketing, and human resources than Sonic. Other companies may succeed in developing products earlier, obtaining regulatory approvals for such products more rapidly than we do or in developing products that are more effective than those proposed to be developed by Sonic. While Sonic will seek to expand its technological capabilities in order to remain competitive, there can be no assurance that research and development by others will not render Sonic's technology or products obsolete or non-competitive.

Volatility and Illiquidity of Sonic's Shares Could Cause Investor Loss. The market price of a publicly traded stock, especially a junior issuer like Sonic, is affected by many variables in addition to those directly related to product development successes or failures. Such factors include the general condition of market for junior stocks, the strength of the economy generally, the availability and attractiveness of alternative investments, and the breadth of the public market for the stock. The effect of these and other factors on the market price of the common shares on the TSX Venture Exchange suggests Sonic's shares will continue to be volatile. Therefore, investors could suffer significant losses if Sonic's shares are depressed or illiquid when an investor seeks liquidity and needs to sell Sonic shares.

Management of Growth - If Sonic becomes successful, it will have to anticipate rapid growth and plan for it. Future operating results will depend on our management's ability to manage, hire and retain qualified employees, properly generate revenues and control expenses and many promising businesses have been unsuccessful in managing growth.

Sonic's Management May Not Be Subject to U.S. Legal Process. As Canadian citizens and residents, Sonic's directors and officers may not subject themselves to U.S. legal proceedings so that recovery on judgments issued by U.S. courts may be difficult or impossible. While reciprocal enforcement of judgment legislation exists between Canada and the U.S., Sonic's insiders may have defences available to avoid in Canada the effect of U.S. judgments under Canadian law, making enforcement difficult or impossible. Sonic's management may not have any personal assets available in the U.S. to satisfy judgments of U.S. courts. Therefore, Sonic shareholders in the United States may have to avail themselves of remedies under Canadian corporate and securities laws for perceived oppression, breach of fiduciary duty and like legal complaints. Canadian law may not provide for remedies equivalent to those available under U.S. law.

Likely PFIC Status Has Possible Adverse Tax Consequences for U.S. Investors. Potential investors who are U.S. taxpayers should be aware that Sonic expects to be classified for U.S. tax purposes as a passive foreign investment company ("PFIC") for the current fiscal year, and may also have been a PFIC in prior years and may also be a PFIC in subsequent years. This status arises due to the fact that Sonic's excess product development funds are invested in interest-bearing securities creating "passive income" which, while modest and ancillary to the soil remediation business, is Sonic's only source of income. If Sonic is a PFIC for any year during a U.S. taxpayer's holding period, then such U.S. taxpayer generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the shares of Sonic. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Sonic's net capital gain and ordinary earnings for any year in which Sonic is a PFIC, whether or not Sonic distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein. See also Item 10E - Passive Foreign Investment Company.

Shares of Sonic may be Adversely Affected by Penny Stock Rules. Sonic's stock may be subject to U.S. "Penny Stock" rules, which may make the stock more difficult to trade on the open market. Sonic's common shares have traded on the TSX Venture Exchange (or its predecessor exchange) since 2000. For further details on the market performance of Sonic's common stock, see "Item 9A." Although Sonic's common stock trades on the TSX Venture Exchange or "TSXV", it is subject to U.S. "penny stock" rules. A "penny stock" is generally defined by regulations of the U.S. Securities and Exchange Commission ("SEC") as an equity security with a market price of less than US$5.00 per share. However, an equity security with a market price under US$5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i) the equity security is listed on Nasdaq or a national securities exchange;

(ii) the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least US$5,000,000, or (b) average annual revenue of at least US$6,000,000; or

(iii) the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least US$2,000,000.

If an investor buys or sells a penny stock, SEC regulations require that the investor receive, prior to the transaction, a disclosure explaining the penny stock market and associated risks. Furthermore, trading in Sonic's common stock is currently subject to Rule 15g-9 of the Exchange Act, which relates to non-Nasdaq and non-exchange listed securities. Under this rule, broker/dealers who recommend Sonic's securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are exempt from this rule if their market price is at least $5.00 per share.

Penny stock regulations will tend to reduce market liquidity of Sonic's common stock, because they limit the broker/dealers' ability to trade, and a purchaser's ability to sell, the stock in the secondary market. The low price of Sonic's common stock has a negative effect on the amount and percentage of transaction costs paid by individual shareholders. The low price of Sonic's common stock also limits Sonic's ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Sonic's shareholders may pay transaction costs that are a higher percentage of their total share value than if Sonic's share price were substantially higher.

The rules described above concerning penny stocks may adversely affect the market liquidity of Sonic's securities. Sonic believes its shares will likely continue to be thinly-traded and that its stock is a "penny stock" as its tangible assets (basically cash and property, plant and equipment) may decline to less than US$2 million. For more information about penny stocks, contact the Office of Filings, Information and Consumer Services of the U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, or by telephone at (202) 272-7440.

Significant Potential Equity Dilution and End of Lock-ups. At December 31, 2003, Sonic had 15,261,378 common shares, 2,051,667 stock options and 4,506,500 share purchase warrants outstanding. The resale of outstanding shares from the exercise of dilutive securities could have a depressing effect on the market for Sonic's shares. At December 31, 2003, dilutive securities represented approximately 43% of Sonic's issued shares.

ITEM 4. INFORMATION ON SONIC

A. History and Development of Sonic

Sonic Environmental Solutions Inc." ("Sonic") was originally incorporated on February 4, 2000 under the laws of the Province of British Columbia, Canada as ADR Global Enterprises Ltd. and subsequently changed its name on December 12, 2002 to "Sonic Environmental Solutions Inc." Sonic currently carries on business in the Province of British Columbia, Canada, pursuant to the Corporations Act (British Columbia). Its head office is located at 1778 West 2nd Avenue, Vancouver, phone: (604) 736-2552.

Sonic became a reporting company in the Province of British Columbia on September 8, 2000 by having a receipt issued by the British Columbia Securities Commission for its prospectus pursuant to its initial offering. Sonic was listed on the TSX Venture Exchange on November 29, 2000, and currently has the ticker symbol "SNV". At that time, Sonic did not carry on an active business, and was evaluating various business opportunities prior to entering the Arrangement Agreement with SESI (see below).

Sonic is an environmental solutions company focussed on commercializing its patented low frequency sonic generator technology using a process referred to as "Sonoprocessing," for use with a variety of applications, principally the destruction of soil contaminants. Sonic's proprietary technology is comprised of its sonic generator equipment and certain related patents and equipment.

Sonic acquired this technology pursuant to an Arrangement Agreement (a form of merger agreement) dated for reference August 31, 2002, under which Sonic and Sonic Energy Systems Ltd. ("SESI") agreed to the combination of their respective businesses, assets and operations by way of a statutory plan of arrangement under British Columbia law. The principal terms of the Arrangement provided that 100% of the issued and outstanding common shares of SESI were exchanged for 2,997,135 common shares of Sonic which were subject to the escrow restrictions described herein. This transaction closed on December 12, 2002, and SESI became a wholly-owned subsidiary of Sonic. Sonic has since refurbished this sonic generator equipment and used it to establish proof-of-concept for Sonoprocessing.

Business Development of SESI

This proprietary technology was originally developed by Cetec Sonics Inc., a company formed by Placer Dome Inc. and Cetec Engineering Inc. Over $6.5 million (unaudited) had previously been expended on the development, patenting and testing of the technology and applications by third party companies to Sonic. The first of the "sonic generator" machines to be developed was a 5kW sonic generator unit which was completed in the mid 1980's. Patents for the design of this vertical model sonic generator were filed in the U.S.A., Canada, the European Common Market countries, Australia, South Africa, Japan and a number of other countries, most of which have been allowed to lapse.

Cetec continued to develop the technology through to the early 1990's, until Placer made a corporate decision to revert back to its core business, and all of the designs and prototypes of the sonic generators, as well as the worldwide rights to use the patents developed for Placer were acquired by Cetec. Subsequently, in a corporate re-structuring, the three existing prototype sonic generators and all of the patents were transferred to ARC Sonics International Ltd. ("ASIL"), a party at arm's length to SESI. ASIL pledged these assets to secure debt financing provided by a third party, Private Ventures Investments Ltd. ("PVIL"). The secured debt was defaulted on by ASIL when it was demanded due by PVIL and the technology and assets were, as a consequence of the realization, transferred in January 2001 to SESI for $20 by its then parent, Eurobel Capital Partners Corp. ADR later acquired SESI as documented above.

Recent Developments

Over the past 18 months, Sonic has completed an extensive process development and testing program to apply its technology to the remediation of soils contaminated by PCB. Sonic has designed, engineered and constructed its first operating plant ("Plant One"), which will initially be used to obtain the applicable regulatory approvals required in British Columbia. In preparation for the commencement of commercial operations, Sonic recently acquired Contech PCB Containment Technology Inc., a company specializing in PCB waste-handling and removal with extensive experience in electrical ballasts and other equipment (see "Market Strategy"). Contech became the second wholly-owned subsidiary of Sonic. In carrying out these initiatives, Sonic intends to position itself to respond to the increasing global pressure that is forcing industry and government to address environmental challenges such as PCB-contaminated soils (see "Environmental Regulations").

A discussion of Sonic's principal capital expenditures over the last three years may be found under "Development of the Business" and under "Investing Activities" in Item 5A. A description of the principal capital expenditures currently in progress or planned for the coming year may be found under "Plan of Operations (2004)".

B. Business Overview

Sonic's Business Strategy and Principal Activities

Sonic is in the business of applying its patented low-frequency sonic generator platform technology to various industrial, chemical and biological processes. Sonic is focussing its initial commercial operations on a process for the remediation of PCB-contaminated soils; a process which Sonic has patented. The technology for this process will be deployed on mobile platforms to enable for on-site soil remediation, reducing both the costs and risks associated with transporting contaminated soils.

Sonic commissioned an independent engineering consulting firm in June 2002 to perform a technical evaluation of the process concept and test data. This evaluation confirmed the destruction of PCB to below 2 parts per million ("ppm") using Sonic's process and technology. Sonic's proprietary process and technology also remediates soils contaminated with chlorinated solvents, hydrocarbons and creosotes. This evaluation also confirmed that several potentially commercial applications using Sonic's process and technology are at the proof-of-concept stage. Sonic is conducting preliminary test work on another application in concert with Natural Resources Canada, a department of the Government of Canada.

Sonic will focus its initial marketing efforts on soil remediation operations in Canada, and intends to develop further market opportunities in the USA, Japan and Europe once its Canadian strategy has been successfully executed

Industry Background

Introduction to PCB

Polychlorinated biphenyl is an industrial chemical that was produced worldwide between the 1930s and 1970s. PCB is a dangerous class of chemical that tends to bio-accumulate in the body and cause a range of adverse health effects, including cancer, immune suppression, reproductive damage, birth defects and fetal death. PCB has been shown to accumulate in the environment and tend to move toward the top of the food chain, contaminating small organisms, fish, birds and mammals (including humans). PCB has been detected in the furthest reaches of the globe, including places far from where it was manufactured or used, such as in the fat of Antarctic penguins.

While the manufacture of PCB has reportedly ceased, the potential for release of PCB into the environment has not. Significant quantities of PCB continue to be used or are in storage meaning that PCB will likely constitute a threat for decades to come. Accordingly, the United Nations Environmental Committee ("UNEC") included PCB among the 12 most persistent organic pollutants ("POP's") identified for international action. At its nineteenth session in February 1997, UNEC concluded that an international action, including a global, legally binding instrument, was required to reduce the risks to human health and the environment arising from the release of the 12 POP's. Given the pressure from UNEC, international environmental groups, the public and governments to safely rid the planet of PCB, the management of Sonic believes there is a significant opportunity to provide a cost effective and environmentally safe process for the environmental remediation industry.

How PCB Gets Into Soil

PCB is released into soil through spills, leaks from electrical and other equipment, and improper disposal and storage of PCB-laden equipment. PCB binds strongly to soil and remain there for several years. It is estimated that more than half of the PCB produced in the world has been released into the environment. The amount of PCB released to soil from manufacturing facilities has decreased over the years; however, millions of tons of contaminated soil remain to be remediated.

General

The US Environmental Protection Agency ("EPA") estimates there are millions of tons of PCB-contaminated soils on their National Priority list alone. In Canada the estimated quantity is upwards of 5 million tons. Potential remediation costs for the identified 'clean-up sites' in North America are into the billions of dollars (source: EPA). Estimates of the size of the Canadian market are in the range of 10% of U.S. estimates (source: Bennett Environmental Inc.).

There is a developing social conscience that is driving the establishment of safe and effective modern waste disposal practices that eliminate landfills and incineration facilities and protect the environment. Traditional waste processing practices are now being considered more unacceptable; for example, a number of hazardous waste disposal facilities were closed in the 1980s because of unsafe treatment practices and because of environmental and public health risks.

Current Methods of Treating PCB in Soil

The EPA and other researchers are currently reviewing the newer technologies described below, which have not necessarily proven capable of effectively or consistently treating PCB-contaminated materials. The majority of the technologies are in the research and development stages and have not yet been commercialized effectively. Significant data gaps exist for possible air emissions and end-product contaminants due to this early stage of evolution of the alternate technologies. Sonoprocessing via Sonic's Platform Technology has the potential to be the most cost effective, permanent and versatile alternative to date.

Incineration

Incineration continues to be the oldest and most common method for destroying PCB in Europe and North America. The incineration process uses high temperatures to volatilize and destroy organic contaminants in solids and liquids. Incineration of PCB and other chlorinated wastes has fundamental flaws, potentially allowing the formation of Dioxins and Furans (potentially up to 100,000 times more toxic than PCB) and the potential for uncontrolled releases into the atmosphere. As a result, rapidly increasing public resistance has made it virtually impossible to build new incineration facilities that deal with PCB, while existing facilities are placed under increasing pressure to shut down operations.

Bioremediation

Bioremediation uses micro-organisms to break down or detoxify organic compounds. Currently, very few bioremediation systems have been identified as being capable of biodegrading PCB on a scale large enough to be used for site remediation. Limitations of the bioremediation process include its slow rate, its difficulty to monitor and control, and its inconsistent results associated with toxicity, biodegradability, solubility, and nutrient availability.

Chemical Dehalogenation or Dechlorination

This method uses chemical reactions to remove PCB chlorine atoms from organic molecules. An example of a chemical dehalogenation process is "base-catalyzed decomposition" (BCD). BCD is an efficient alternative technology for treating PCB-contaminated soils.

Chemical Waste Landfills

In the US, landfills must be authorized by the EPA to receive PCB waste. As such, there is limited availability of suitable disposal sites. Transportation and disposal costs relating to landfills are increasing, and landfills are widely viewed as a temporary response. As the global community matures, there is a developing social conscience that is demanding the establishment of safe and effective modern waste disposal practices that eliminate landfills and protect the environment.

Soil Washing

Soil washing does not destroy wastes but involves mechanical mixing, washing, and rinsing soils to remove contaminants. The contaminants are removed by either dissolving them in the wash solution, or concentrating them into a smaller volume through simple particle separation. The process involves soil preparation, washing, soil water separation, wastewater treatment, and vapor treatment. Some of the process residuals may need further treatment for proper disposal.

Solvent Extraction

Solvent extraction does not destroy wastes but physically separates hazardous contaminants from soil. The process involves media preparation, contaminant extraction, solvent/media separation, contaminant collection, and solvent recycling. The contaminant extract requires further treatment, such as incineration or dehalogenation.

Stabilization/Solidification

Waste stabilization adds a binding agent to the waste to convert contaminants into a less soluble, less mobile or less toxic form. Waste solidification adds a binding agent to the waste to encapsulate the contaminants in solid material. Both of these technologies reduce the mobility of PCB, but do not concentrate or destroy it. This process generally involves soil or sediment excavation, removal of oversized debris, mixing of the waste with the binding agent and water, and possibly off-gas treatment.

Thermal Desorption

Thermal desorption uses high temperatures to physically separate contaminants from soil, sediment and sludge. The process involves materials handling, desorption, particulate removal, and off-gas treatment. Because thermal desorption concentrates PCB, the resulting PCB residue may contain a concentration greater than 50 ppm PCB, and other regulatory requirements would then need to be met.

Vitrification

Vitrification technologies use electrodes to heat and melt contaminated soil containing organic, inorganic, or radioactive contaminants. This process is very expensive and the temperatures for Vitrification are in the range of 1,000-2,000 degrees Celsius. The volume of the vitrified product is typically 20 to 45 percent less than the original volume of the waste. Off-gas collection systems generally are needed. The scrubber water and other process components may require further treatment or disposal.

Market Opportunity

The market for environmental remediation is global and many of the most valuable real estate development sites are contaminated by past industrial use. This is especially the case in regions where waterfronts were used as the main transportation arteries for industry. Redevelopment of some of these sites is precluded pending cost-effective and reliable remediation, especially where PCB contamination is a major factor. Until now, incineration has offered the only viable solution for the destruction of PCB and represents the financial benchmark for Sonic. However, in some parts of the world incineration of PCB is not permitted and even in Canada local authorities are reluctant to permit construction of these facilities.

Liabilities associated with soils contaminated with PCB constitute a grave corporate concern. This represents a growing market opportunity for treatment companies. Potential remediation costs of identified 'clean-up sites' in North America amount to billions of dollars. Sonic is initially focused on market opportunities in Canada, and plans to enter the U.S. market once it has successfully executed its Canadian operating strategy.

There are still many sites that have not been identified or reported to be contaminated. This normally occurs when an entity tries to sell or redevelop a parcel of land and one of the main conditions of sale is an environmental assessment.

US Congress banned the sale and use of PCB beginning in 1978. The law has long been interpreted as prohibiting the sale of polluted property unless PCBs had been cleaned up. The Bush administration has recently (September 2nd 2003) ended a 25-year-old ban on the sale of land polluted with PCB. The management of Sonic believes that this will accelerate the market opportunities for soil remediation (see "Environmental Regulations"). The policy shift does not affect cleanup standards and liability rules for PCB sites, but rather was thought to be needed to resolve cases in which buyers want to clean up PCB-fouled sites that are owned by people who lack the money or ability to do it. A new owner is generally considered to inherit responsibility for cleanup of a contaminated site.

In Canada it is estimated that there are as many as 30,000 sites that are considered to be environmentally contaminated areas with active potential for redevelopment (referred to as "Brownfield sites"). Of these sites, approximately 70% are in the category where if the cost of clean-up was lower then in the past, it would enable the redevelopment to proceed. The management of Sonic believes that due to the cost-effectiveness of the Platform Technology (see "Competition") and, in particular, its ability to transport the Sonic Generators to contaminated sites, Sonic will provide a remediation solution and therefore benefit from this existing stockpile of Brownfield sites. Management has hands-on experience in land development and has had many discussions regarding the future potential opportunities in this area.

In British Columbia there are over 500 storage sites for PCB-contaminated wastes and many of these contain contaminated soil. Bennett Environmental Inc., a publicly traded Canadian company (BEV:TSX) is one of the most successful incineration plant operators and has forecast rapid growth in Brownfield site cleanups by major corporations in their 2002 annual report. Bennett has recorded excellent profitability based largely on major contracts from Canadian and U.S. military and government clients. Bennett and other such established remediation companies are also potential strategic partners for Sonic as we demonstrate the financial and technical viability of our technology. Bennett has a backlog of work which is growing because of limited plant capacity and is faced with the difficulty of permitting new incinerators that are allowed to deal with PCB.

Sonic has the ability to transport its Platform Technology to remote locations. This mobility will allow Sonic to compete effectively for military and government PCB-reclamation contracts. Larger sites are expected to be generate more revenues and as a result be much more profitable for Sonic due to this mobility.

Sonic has confirmed markets for its Platform Technology in many major industrialized countries and will seek to exploit these opportunities through partnerships and joint ventures which allow Sonic to ensure and participate in the operating success of these ventures subject to appropriate business structures. Sonic may license the technology to third parties under appropriate circumstances. Sonic has gained further patent protection in Germany and Japan, due to the size of markets and the desire for non thermal processes.

Despite the inherent challenges in estimating the amount of stockpiled contaminated soils, Federal, State (U.S.) and Provincial (Canadian) government agencies are identifying an increasing number of sites.

Regardless of the total volume of wastes, it is commonly agreed that disposal and treatment supply falls far short of demand. Many hazardous waste disposal facilities were closed in the 1980s because of unsafe treatment practices and because of fears of environmental and public health dangers. Only a handful of new facilities were opened in either Canada or the United States in the past decade and the majority of these are relatively modest in scope. To date, due to the high cost of incineration and transportation of hazardous waste to the two primary incinerators in Canada, most holders of PCB-contaminated wastes have opted to store these materials as opposed to remediating them and being permanently rid of the liability.

The Sonic Solution - Sonoprocessing Overview

Sonic has developed a proprietary (patents pending) Sonoprocess using its patented Sonic Platform Technology, whereby PCB is destroyed rather than just being removed or concentrated. Sonoprocessing does not allow the formation of Dioxins and Furans or the release of other toxic materials into the environment. Sonic has built its large-scale Sonic Generators (of which three have been built) to treat contaminated soils with Sonoprocessing. These generators will be transportable, reducing the need to transport hazardous wastes for treatment. Sonic's management believes that its proprietary application is faster, better and cheaper than any current commercial process for the treatment of PCB-contaminated soils.

Sonic could create additional revenue and goodwill through the creation of greenhouse gas ("GHG") credits (offsets). A GHG credit is a reduction in GHG emissions at one source that compensates for GHG emissions at another source, and in Sonic's case, the credits would accrue from the replacement of incineration or other thermal processes with Sonoprocessing for the non-thermal remediation of contaminated soils. Full-scale trading of GHG reduction credits is already underway, and Sonic anticipates that the sale/trade of such credits could someday contribute to its revenues.

General

The Sonic Generators are comprised of the patented Sonic Platform Technology that produce extremely intense agitation via low frequency sonic energy using a steel bar vibrating at its natural resonance frequency. The vibrational sonic energy from the bar is transmitted to the attached chambers through which fluid materials or slurries can be pumped and are subjected to very intense audio agitation. The intense agitation can be used to grind particles, effect rapid gas-liquid mass transfer, emulsify fluids and, in some cases, enhance rates of chemical reactions in industrial scale applications. Processes which take place in the presence of sonic energy are referred to as "sonoprocesses".

Sonoprocesses are potentially applicable in such diverse industries as agriculture, chemical manufacturing and processing, food processing, municipal waste treatment, petroleum, pharmaceutical, pulp and paper, potable water treatment and environmental remediation. Sonic intends to focus on applications relating to remediation of contaminated soils.

Sonic currently has three versions of its Sonic Generators: a 5 kW model, a 20 kW model and a 75 kW model, which are differentiated by the amount of material each Generator is able to process. The current machines generate in the low frequency range from 100 to 500 Hz and range in weight from 1000 pounds to 6.5 tons. These units are based on two designs (horizontal and vertical) on which Sonic currently holds patents. In July 2001, an independent engineering consulting firm was retained to perform a technical review of Sonic's Platform Technology. This review concluded that proof-of-concept had been achieved for using Sonic's technology in several potentially commercial applications, including environmental remediation.

Sonic Platform Technology

The Sonic Platform Technology is the basis for the application of low frequency sonic energy to mixing and chemical processes on an industrial scale. The Sonic Generators have the ability to perform selected mixing functions faster than current mixing equipment, and to perform some mixing and processing functions which are either impossible or impractical with current equipment.

The defining feature of the Sonic Generator is its ability to apply very intense audio frequency "agitation" or "vibration" to chambers mounted on each end of the vibrating bar or to fluid materials in direct contact with the bar.

The core of Sonic's patented Platform Technology is the electromagnetic drive system. The electromagnetic drive system converts electric power, via sequentially activated magnets, to resonant vibrational energy in a steel bar. Vibrational energy from the bar is transmitted to the attached 'cells' through which fluid materials can be pumped and be subjected to very intense audio frequency agitation. The vigorous agitation action can be used to grind particles, effect rapid gas-liquid mass transfer, emulsify fluids, and in some cases enhance rates of chemical reactions. These low frequency Sonic Generators include commercial scale units with sufficient processing capacity for the first operating Sonoprocessing plant. Despite their size, the Sonic Generators remain transportable and require no anchoring once on site.

The Sonic Generators have demonstrated the ability to process fluids and/or liquid-solids mixtures (slurries) at commercially acceptable flow rates. The current machines generate in low frequency range from 100 to 500 Hz and range in weight from 1000 pounds to 6.5 tons.

The 20kW unit and the 75kW unit are based on the horizontal design and have chambers at each end through which fluid materials are pumped and subjected to very intense agitation. The 5kW unit the vertical design that has its bar extending into the chamber in order to effect a rapid gas-liquid mass transfer or emulsify the subjected fluid materials. Sonic has recently refurbished all the units and has the necessary detailed data that gives Sonic the ability to produce appropriately sized units for specific applications, as may be required. The anticipated cost of building each of the 3 generators ranges between USD$50,000 and $120,000.

Sonic recently contracted with Tristar Industries Ltd. ("Tristar") of Delta, B.C. to refurbish the Sonic Generators. Tristar is an established manufacturing and fabricating facility that produces industrial (up to 70 tonnes) machinery for the pulp and paper industry. Tristar has refurbished two of the Sonic Generators, the 5kW unit and the 75KW units, and has also assisted with all modification or required fabrication of our pilot plants over the last 18 months. It has also manufactured components for the Sonic Generators in the past, and is capable of constructing a complete sonic generator for Sonic's commercial scale soil remediation plants. Sonic has received favorable quotes for the manufacturing of new sonic generators from Tristar and is confident of quality workmanship and timely delivery.

Patents

Sonic currently holds the following patents on the Platform Technology (the "Patents") in various countries around the world:

Sonic Generator
Country	Patent No.	Expiry Date
United States	4,941,134	April 1, 2008
United States	5,005,773	March 31, 2009
Germany	689 20 612.7	March 30, 2009
Japan	JP2873309	March 31, 2009
Canada	1,325,266	December 14, 2010

Grinding Method and Apparatus
Country	Patent No.	Expiry Date
Germany	689 28 152.8	March 30, 2009
Canada	1,333,959	February 22, 2013

Sonic plans to seek patents for the Platform Technology in additional jurisdictions around the world. The patents are broad in scope and each has a number of key design claims that management believes help prevent competitors from producing a similar design. The most apparent distinguishing patented claim is for the electromagnetic drive system. The intensity of the energy generated cannot be reproduced and/or focused into the processing chambers in as efficient a manner as with this electromagnetic drive system.

Platform Technology Applications

Sonic's engineering consultants have concluded that technical proof-of-concept has been demonstrated in principle for seven possible applications of the Platform Technology; however, Sonic is initially focussing on soil remediation. Sonic will primarily focus initial commercialisation efforts in response to a series of tests that meet regulatory remediation levels for polychlorinated biphenyls ("PCB") contaminated soil. Sonic has demonstrated that it can meet the 2 ppm PCB level (which is widely considered equivalent to complete destruction) and which is the threshold below which treated material can be accepted for fill into residential or industrial solid waste disposal sites in British Columbia.

An initial set of batch tests was performed in early 2002 by B.C. Research Inc. ("BCR") at the University of British Columbia campus with a sample size of 4 litres. The contaminated soil samples had an average initial level of 470 ppm PCBs and were remediated to below 2 ppm PCBs using Sonic's 20kW Sonic Generator. These tests created a new process that destroys PCBs without high temperature incineration, and Sonic has filed for US patents for Sonoprocessing.

In addition, a second series of tests with a slurry volume of 180 litres (a 45:1 scale-up), was conducted in May 2002 utilising the refurbished vertical 5kW Sonic Generator with an accompanying flow-through reactor vessel. The contaminated soil samples had an average initial level of 1,043 ppm PCBs and were remediated to below 2 ppm PCBs. Sonic retained an independent engineering consulting firm in June, 2002 to evaluate these tests. They concluded that the fundamental concept of utilizing Sonoprocessing to extract and destroy PCBs in soil to 2 ppm or lower has been successfully demonstrated by the test programs.

Sonic has entered into agreements with CANMET, a department of Natural Resources Canada, relating to the use of the Platform Technology in the area of coal ash pacification, which involves the treatment of polluting ash residue resulting from coal burning utilities (power stations). CANMET has previously conducted test work with respect to the use of the Platform Technology to aid in this treatment process, and Sonic and CANMET have now entered into a Cost-Sharing and Collaboration Agreement to further verify the technical potential of this Sonoprocess (see "Material Contracts"). Sonic has also secured an option to exclusively license this patented CANMET coal ash pacification process.

Another use of Sonoprocessing is to effect gas-liquid mass transfer. Two tests using Sonoprocessing to effect the transfer of ozone into water resulted in a 27-fold increase in ozone concentration. Sonic will review the results with its consultants to ascertain the feasibility of any potential commercial applications, for example water purification or industrial applications.

Development of the Business

Sonic has successfully demonstrated the soil remediation Sonoprocess and has completed the engineering design of the first stationary operational plant targeted on small to medium site remediation contracts (Plant One). This is one of many significant accomplishments in the last two years, which are reflected in the following chronology:

July 2001	Independent technology review that confirmed seven proof-of-concept Sonoprocesses using the Platform Technology
October 2001	Establishment of a qualified Technical Advisory Board to Sonic's board of directors
February 2002	Proof-of-concept from testing for use of technology for the destruction of PCB in contaminated soils
March 2002	Refurbishment of 5kW Sonic Generator for scale up of soils process
April 2002	Provisional U.S. Patent application filed for the use of Sonoprocessing for PCB-contaminated soil remediation
June 2002	Independent technical evaluation of use of Platform Technology for the remediation of PCB-contaminated soils
July 2002	Sonic commenced acquisition of SESI, owners of the Sonic Technology
December 2002	Initial equity financing of $2.2 million
December 2002	Approval for Listing on TSX Venture Exchange with a name change to Sonic Environmental Solutions Inc. (trading symbol - SNV)
January 2003	Completed recruitment of core executive management team
January 2003	Refurbishment of 75kW Sonic Generator and deployment to test site
April 2003	Proved-out larger scale flow through pilot of first Sonoprocess for the remediation of PCB-contaminated soils using 75KW unit
April 2003	Filed details required in previous years' U.S. Patent application filed for remediation Sonoprocess for PCB-contaminated soils
May 2003	Demonstrated the Platform Technology for destruction of PCB in contaminated ballasts using the 75 KW Sonic Generator and process
June 2003	Commenced the engineering phase for design of Plant One for the remediation PCB-contaminated soils
July 2003	Received favourable review of U.S. Patent application for remediation application for PCB-contaminated soils
August 2003	Acquired Contech PCB Containment Technology Inc. to handle insurance and licenses to transport and handle PCB-contaminated materials (see "Contech Acquisition" below)
September 2003

Complete preliminary engineering phase and commission of independent engineering consulting firm to provide letter of opinion on technical developments to date, and on the engineering recommendations of Plant One

September 2003	Tender packages issued for equipment and fabrication for Plant One
September 2003	Received an opinion letter from engineering consulting firm on Sonic's process, technology developments and engineering phase for the construction and deployment of Plants One and Two
November 2003	Private placement financing of $7.2 million
November 2003	Agreement with CANMET Energy Technology Centre to develop Sonoprocess for coal fired power plants (see "Material Contracts")
December 2003	Commissioning of Plant One

Plan of Operation (for 2004)

Sonic has completed the fabrication and construction of Plant One and located this in a new demonstration facility for commissioning. Plant One will be commissioned and the process for regulatory approval in British Columbia will be commenced in the first two quarters of 2004. Sonic will concurrently complete the engineering for Plant Two (for larger site environmental remediation contracts) and plans to have Plant Two fabricated and commissioned in the third quarter of 2004. Plant One will be fully capable of commercial remediation for small sites; however, Sonic has not projected any significant revenue from Plant One in the financial results. Plant One will also be used for process application optimization for large scale sites.

Sonic has recently completed a financing to allow construction of two full scale plants (Plants Two and Three). These plants will be mobile units which will travel to the clients' facilities and process PCB wastes on-site. Plant Two will be deployed in the Pacific Northwest and Plant Three in eastern Canada. Sonic's goal is to have sufficient revenues from Plants Two and Three to meet its future capital requirements.

Sonic will also market its services through joint ventures or alignments with PCB destruction companies and licensed special waste transport companies. Sonic will make its Sonic Generators available for lease through third party leasing companies, structured such that title to the generator will revert to Sonic upon termination of the lease contract. Sonic currently intends to subcontract the machining, assembly and overall construction of the Sonic Generators to qualified sub-contractors. Sonic has worked with Tristar to refurbish the 5kW Sonic Generator for the recent pilot tests in anticipation of this, and Tristar has fabricated all the required components.

The following chronology reflects Sonic's goals in the upcoming months:

March 2004	Completion of first commercial demonstration trials using Plant One
April 2004	Application for required regulatory approvals
April 2004	Engineering Design of Plant Two
June 2004	Fabrication of Plant Two
August 2004	Commence commissioning of Plant Two
October 2004	Commence commercial deployment of Plant Two
March 2005	Commissioning of Plant Three

Market Strategy

Sonic has important relationships with land developers and remediation companies which have already resulted in suitable strategic clients for Sonic to work with as beta sites for Plant Two. The ability to cooperatively work with clients during the first applications of the process will ensure that Sonic has the opportunity to optimize the process and build a track record of success technically before focusing on the financial success of the process.

Sonic has contacted companies that collect, store and dispose of PCBs. Most of those contacted confirmed an interest in Sonic's Platform Technology for soil remediation, and were receptive to possible joint venture arrangements with Sonic. More than 50 companies holding PCB-contaminated soils have also been contacted and fourteen letters of interest in Sonic's services have been received.

Sonic will initially demonstrate the Platform Technology for soil remediation using Plant One, which will be used to receive regulatory approval, optimize the design of the plants, and conduct application testing for contract site remediation. Sonic intends to conduct its first contract remediation project using Plant Two in British Columbia (see "PCB Beta Site Project" below), and will follow up by exploiting this region. As Plant Two becomes fully utilized in Western Canada, Sonic will introduce Plant Three into Eastern Canada and subsequently the much larger market in the United States. Ventures into other major industrialized nations, such as Japan, Germany, and other European countries, will likely follow. As Sonic becomes globally recognized, all other potential markets will be explored. Sonic has already commenced discussions with potential partners in many of these markets.

PCB Beta Site Project

Sonic received an expression of interest in April, 2002 to treat up to 3,000 tons of PCB-contaminated soil, which is currently being stored in the Greater Vancouver region. Treatment of the soil with respect to this initial order will represent a potential large-scale pilot project for the technology. Soil samples that were used in the series of tests completed and confirmed by independent review were sourced from this site. Sonic also expects that Plant One will attract additional orders from this project, assisting as a marketing tool.

Contech Acquisition

In anticipation of the commencement of commercial remediation operations, Sonic recently purchased 100% of Contech PCB Containment Technology Inc., a privately held Richmond, B.C. based company ("Contech"). Contech is a collection and consolidation service for the removal of stored or recently removed electrical components which may contain PCB and other PCB contaminated wastes. It specializes in on-site contracting, the handling, transport and disposal of PCB-contaminated products, mainly electrical ballasts since 1994. This acquisition will accelerate Sonic's operational timetable by providing experience in regulatory approvals, PCB waste handling, market development and market acceptance.

Contech handles hazardous wastes, including packing, providing of approved storage containers, collection and transportation of the contaminated materials, and associated regulatory matters. Contech is licensed with experienced staff to handle and transport hazardous wastes and has environmental risk insurance, permitted facilities, and a dismantling, separating, cleaning and packaging plant located on Mitchell Island, Richmond, B.C. Staffing consists of a Sales Manager and Plant Operator. Contech now has its administration based out of Sonic's corporate head office.

The main components of the business are sales and marketing and the processing of waste. The sales cycle is a system of calls, monitoring of the job process and the building of relationships with ongoing referral sources of business. The handling of the material is clearly regulated by the Provincial Government guidelines for special waste.

Marketing and Sales

Our marketing strategy focuses on rapid market entry in the Pacific Northwest and on geographic expansion, starting in eastern Canada. The success of our marketing strategy is critically dependent upon competitive pricing and establishing a backlog of clients in the Pacific Northwest.

In the Pacific Northwest, Sonic will market its Platform Technology by way of direct solicitation of prospective clients by members of management and sales staff. Such efforts will be supplemented through the exploitation of the personal contacts of Sonic's respective directors. Sonic will advance awareness of its Platform Technology through participation in scientific conferences and through press and media coverage in trade journals and publications. Sonic's website will become a marketing and client information too to keep interested parties informed of Sonic's advancements.

Pricing

Sonic's pricing strategy will be to demonstrate the effectiveness of the Platform Technology and that it can compete aggressively on price. Soil remediation using Sonoprocessing is anticipated to have a lower cost than comparable traditional treatment methods. Prices will be set to maximize market penetration, while maintaining an edge over competitors.

The pricing for soil remediation services is such that it is competitive within the industry, but at the same time it allows for at least a reasonable gross margin, regarded generally as the standard in the industry. Generally speaking, soil incineration prices currently range from $900 to $1,150 per ton of soil excluding excavation and freight costs from the contaminated site to the incineration site.

Sonic's existing working capital is sufficient to meet its administrative and operating expenses through fiscal 2005 and to provide its capital requirements for Plants Two and Three.

Environmental Regulations

The worldwide spread of environmental awareness has corresponded to an assortment of new laws and regulations governing all aspects of waste storage, treatment and disposal. The recent Hazardous Materials Regulation (Section 2.0) plus the existing Canadian Environmental Protection Act, Canadian Environmental Assessment Act and the various provincial environmental assessment acts will require the prompt and final disposal of soils contaminated with PCB. The 2004 Canadian federal budget provides funding for the remediation of several major contaminated sites. Sonic's management believes current and future PCB regulation will further drive demand for its services and increase the sense of urgency amongst potential customers who may currently hold PCB-contaminated soil.

There is a regulatory framework for treating hazardous materials in all North American jurisdictions, including each of the provinces of Canada and which laws are subject to change from time to time. For example, in 1997, the Quebec Hazardous Materials Regulation Act was amended to exclude contaminated soils, including PCB-contaminated soils, from the classification of "hazardous materials" in Quebec. Due to this modification, Quebec allowed companies to establish contaminated soil treatment centres without going through an environmental impact study which may include a public hearing process and two-year waiting period. However, the Quebec Ministry of the Environment has recently amended its regulations so that, in future, companies treating PCBs will have to undergo an environmental impact study. Regulations also require that the test results for a decontamination process must meet standards with respect to air emissions and soil contamination, and in the case of thermal destruction, processing must be able to destroy 99.9999% of the contaminants. In addition to the regulatory process for establishment of treatment facilities, Sonic's operations and markets will likely be affected by various additional regulations concerning storage, treatment and disposal of hazardous material.

Differences between Canadian and Unites States hazardous waste regulations have impacted the markets for hazardous soils. In the United States, the EPA considers landfills a form of temporary containment because they tend to leak over an extended period (30 to 50 years). As a result, the EPA has instituted landfill disposal restrictions (May 1999) which ban certain Persistent Organic Pollutants (or "POPs") such as Dioxins and Furans from United States landfills. United States regulations also restrict PCBs with concentrations over 50 ppm from crossing the United States border thereby providing a perceived opportunity to Sonic to compete for United States business for which Canadian based incinerator services will not be able to participate. Canadian laws restrict the land-filling of waste containing PCBs above 50 ppm. Sonic will have to comply with all current and proposed environmental regulations in Canada and the United States and is likely to have the challenges of a changing legal and regulatory landscape.

Permit Process

Processes for the treatment of "Special" or "Hazardous" Waste (such as PCB) are subject to regulations and an approval process within the proposed jurisdiction. In British Columbia, the treatment of "Special" waste is governed by the Waste Management Act, Special Waste Regulations up to B.C. Reg. 52/95.

Sonic has met with all relevant authorities regarding Plant One. Sonic's formal approval application has been submitted, and approval to demonstrate Plant One has been granted. Sonic has also recently commissioned an independent environmental engineering firm to advise and assist Sonic throughout the permitting and approval process.

Sonic has leased a demonstration facility for Plant One within a hazardous waste facility which is licensed and approved as a "Hazardous" materials receiving and storage facility (see "Property, Plant and Equipment"). Plant One will be constructed and located at this site. Sonic will seek a permit for a demonstration trial for our Plant One facility. Sonic believes that, due to the strong government desire for increasing a non-incineration process, it will receive support and co-operation from the Ministry in the province with respect to subsequent siting and treatment issues.

Competition

The market for soil remediation technologies is fairly new, and competition is limited. There are a number of contracting, assessment or engineering companies in Canada, but at the end of the day, they ship the chlorinated contaminants to one of the two incinerators in Canada.

Research and commercialization efforts for contaminated soil remediation are being conducted by a number of entities in the various technology categories. However, the stage of development of most of these technologies, are such, that significant data gaps exist. Sonic's management believes that it is difficult to make comparisons between the various companies, technologies and technology categories that state that they are in the soil remediation business when many are still at bench-scale testing.

Sonic's management believes that the principal competitive factors in this market are price, treatment times, and environmental and human safety. Sonic currently, or potentially, competes with a variety of companies including but not limited to those listed under "Summary of Competitive Analysis".

Sonic intends to build upon what it considers to be proof-of-principle and projected commercial viability respecting the ability of Sonoprocessing to destroy PCB-contaminated soil by constructing a mobile treatment facility (Plant Two) and seeking to locate potential remediation sites for which it can provide remediation services. Accordingly it cannot be said that at this time Sonic has any competition as it is not currently competing in the soil remediation market. The remediation business of the type in which Sonic intends to compete has two main types of competition namely multi-purpose incinerators and alternative remediation methods (for example, bioremediation, chemical oxidation and low-temperature desorption). Landfills while having a price advantage in some circumstances can be considered only a temporary storage solution and not a permanent solution for some hazardous waste. Landfill clients may face potential future liability in the event of a failure of the landfill liners which could lead to the generators of the hazardous materials being required to pay for the cleanup of the landfills. Different levels of Canadian governments have stated their intention to amend regulations to restrict land-filling of certain hazardous waste and Sonic believes the higher PCB contaminated soils it is targeting would not be permitted in a landfill. Canadian laws restrict the land filling of waste with concentrations of PCBs above 50 ppm. The tests that remediated PCBs in soils from a greater Vancouver area site using Sonoprocessing, saw reductions in PCBs from 1,073 ppm and 470 ppm respectively to 2 ppm or less.

There are several high-temperature waste incinerators in North America including two in Canada (Swan Hills in Alberta and Bennett in Quebec-see below). Sonic's management appreciates that hazardous waste generators generally prefer to do business with waste remediation facilities in their own country to avoid the appearance of dumping waste or because cross-border transfer is a complicated process. Under the North American Free Trade Agreement if a facility is licensed in one member country, that licence is recognized by the other member countries. In Canada, Bennett Environmental Inc. (listed on the Toronto Stock Exchange) has one facility in Quebec and the Alberta government operates one in Swan Hills, Alberta. Several of the competing incinerators treat a wide spectrum of hazardous waste in different physical forms such as liquid, sludges, soils and medical wastes. As a result, some of these facilities include additional features that have made them more expensive to build and possibly more expensive to operate.

Incineration faces competition from alternative waste treatment methods which generally include bioremediation, chemical oxidation and low-temperature thermal desorption. The advantages of these alternatives are their relatively inexpensive price often due to their ability to provide on-site remediation thereby avoiding the expense of trucking costs and a perception of such methods being environmentally friendlier than incineration. However, on-site low-temperature thermal desorption for certain wastes has begun to attract some public opposition and permitting concerns which may make the option less attractive. Bioremediation and chemical oxidation are effective for a narrower spectrum of organic products only. These treatment methods are ineffective at destroying the wider spectrum of persistent organic pollutants and may be less predictable with respect to the efficiency with which they destroy highly concentrated contaminants.

As discussed more broadly, some incineration companies have a backlog due to their inability to add capacity for PCB destruction. This indicates that competitively priced alternatives such as Sonic's Process have an opportunity to both compete and work cooperatively with such companies.

Non-Incineration Technologies. There are a number of companies currently attempting to enter this segment. Commodore Applied Technologies Inc. of Alexandria, Virginia, has developed a non-thermal process that uses solvated electron solutions to destroy PCBs. ELI Eco Logic Inc.'s process involves the gas-phase chemical reduction of organic compounds using hydrogen at temperatures of approximately 850 degrees Celsius and ambient pressure. Environmental Technologies Inc. of Largo, Florida, uses a patented separation technology to separate contaminants from contaminated material. Their GeoMelt vitrification technology uses electric current to convert contaminated soil and wastes into a stable glass and crystalline product. Plasma Environmental Technologies Inc.'s core technology is a plasma-based system for the destruction of hazardous wastes, while Startech Environmental Corp. utilizes similar plasma processing to treat contaminated waste. Sanexen Environmental Services Inc. provides biological, chemical, and physical treatment of soils. Tecosol Inc. has developed a treatment process for soil and groundwater contaminated with PCBs. Terra-Kleen Response Group Inc.'s solvent extraction technology provides treatment of soils contaminated with PCBs through extraction.

Summary of Competitive Analysis
Features of the technology / process
Company	Destruction of PCBs	Lack of Dangerous Emissions	Relatively Simple Process	Mobile Capability	Relatively Low Treatment Costs	Relatively Low Energy Consumption	Potential for Soil Recycling	Existing Production Machine	Patented Technology	Proprietary Process
Bennett Environmental	Yes	No		No	No	No	No	Yes	Yes	No
Environmental Technologies Inc.	No		Yes	Yes	No		Yes		No	Yes
Geomelt	Yes			Yes	No	No	No	Yes	Yes
Plasma Environmental Technologies	Yes	Yes	No	No	No	No	No	Yes	Yes	Yes
Sanexen Environmental Services Inc.	No			Yes		No			Yes
Startech Environmental Corp.	Yes				No	No	No		Yes
Tecosol Inc.	No		No	Yes		No				Yes
Terra-Kleen Response Group Inc.	No		No	Yes			Yes		Yes	Yes
Sonic Environmental	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes

Sonic's Competitive Advantages

Sonic's management believes Sonic's competitive advantage in the PCB destruction market is the mobility of the Sonic Generator and the opportunity for relatively low operating cost. Sonoprocessing of PCBs also permits mobile processing facilities which further eliminates the expense and danger of transporting hazardous wastes and allow onsite processing of contaminated soils in a timely and efficient manner.

Sonic's management believes that the Sonic PCB destruction process offers the following potential economic, technological and environmental benefits as compared to traditional soil remediation processes:

Economic Benefits

Reduced energy consumption and significantly reduced costs
Potential for economies of scale
Potential for revenue from trading/sale of greenhouse gas offsets

Technological Benefits

Variety of potential revenue streams (applications at proof-of-concept)
Mobile treatment facilities can be deployed to remote areas
Decreased treatment times
Reduced processing steps

Environmental Benefits

Achievement of destruction of PCBs in soil (less than 2 ppm)
Reduced need for potentially dangerous transportation of hazardous materials
No hazardous emissions such as dioxins or furans
Potential for recovery of soil for re-use
Reduced solvent consumption

Tests performed at BCR confirm Sonic's process for remediating PCBs in contaminated soils. These tests confirmed PCB destruction to below 2 ppm. Preliminary engineering and costing estimates indicate that the cost of Sonic's process at a commercial scale could likely be below $400 per ton to remediate PCB contaminated soils, however if other contaminants are present the costs could be higher. An initial estimate of a single Sonic Generator's capacity is that it could treat approximately 30 tons per day.

C. Organizational Structure

Sonic has two wholly-owned subsidiaries, SESI Systems Inc. (see "History and Development of Sonic") and Contech PCB Contaminant Technology Inc., both of which are companies incorporated in British Columbia, Canada.

D. Property, Plants and Equipment

Sonic's material assets are comprised of the three prototype Sonic Generators (5kW, 20kW and 75kW - see "The Sonic Solution"), and its intellectual property and related patents (see "Patents").

Sonic maintains three leased facilities in British Columbia, Canada. Sonic leases its 3,000 square foot corporate head office suite in Vancouver, B.C., which serves as the location for most of its employees. Sonic's demonstration and research facility, where it has constructed Plant One for the treatment of PCB-contaminated soils with Sonoprocessing, is located in Richmond B.C. And finally, Sonic's wholly-owned subsidiary, Contech PCB Contaminant Technology Inc., maintains its handling plant just west of Richmond on Annacis Island, B.C. In the near future, Sonic intends to construct Plants Two and Three, its first large scale mobile units (see "Plan of Operation") at sub-contractor facilities. These Plants will be capable of remediating large sites, and will be tested at the Beta Site (see "PCB Beta Site Project").

Sonic is currently considering plans for a moderate expansion of its facilities to consolidate its office and operational functions, however no agreements have been entered into in the regard.

The Company has assessed the entities listed on the U.S., Canadian and regional PCB-contaminated site databases. From these databases, Sonic's management will focus on prioritized targets based on size, location of the various sites and profitability. As similar databases exist in the U.S., Sonic's management will assess and prioritize the most viable opportunities throughout North America.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Sonic is a development stage company that has not earned revenues to date. Sonic is presently undertaking the plan of operations described under Item 4 of this Form 20-F. Sonic will use its existing cash and working capital to fund this plan of operations. Sonic's objective is to earn revenues from environmental remediation contracts that its plans to enter into and complete using the soil remediation plants that it is presently constructing.

BASIS OF FINANCIAL PRESENTATION

Acquisition of Subsidiaries

Sonic's consolidated financial statements include the accounts of Sonic and its wholly owned subsidiaries:

    SESI Systems Inc. ("SESI"), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. Sonic acquired 100% of shares of SESI on December 12, 2002.

    Contech PCB Containment Technology Inc. ("Contech"), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Sonic acquired 100% of shares of Contech effective August 1, 2003.

Both acquisitions have been accounted for under the purchase method of accounting. All inter-company transactions and balances have been eliminated on consolidation. Sonic's results of operations as presented in its consolidated financial statements include the results of operations of all the above subsidiaries from the date of acquisition to the year-end date.

Change of Fiscal Year End

On December 24, 2003, Sonic changed its fiscal year end from January 31 to December 31.

Development Stage Company

The Canadian Institute of Chartered Accountants (CICA) has released an accounting guideline (AcG-11) wherein the CICA presents its views on the financial disclosure by companies that may be in the "development stage". Sonic is a development stage issuer. Under the provisions of AcG-11, development stage companies are encouraged, but not required, to provide disclosure in the income statement and in the cash flow statement of cumulative balances from the inception of the development stage to the date of the statements rather than segmenting such information on an annual basis. As well, disclosure is also made of all share capital issuances since inception. Readers are reminded that Sonic is only required under U.S. law to report financial results annually (as a "foreign private issuer") however, under Canadian law, Sonic must file such information quarterly and this information is available on the internet at www.SEDAR.com.

Going Concern

Sonic's consolidated financial statements are prepared on the basis that it will continue operations as a going concern. Given that Sonic has no source of significant revenue this assumption is always subject to the further assumption that there will continue to be investment interest in equity funding to develop Sonic's technology. Sonic can give no assurance that it will continue to be able to raise sufficient funds and should it be unable to continue to do so, may be unable to realize on the carrying value of the project and the net realizable value could be materially less than Sonic's liabilities with a potential for total loss to Sonic shareholders.

CRITICAL ACCOUNTING POLICIES

Research and Development Costs

Sonic defers new product development costs and existing product enhancement costs to future periods when the product or process is clearly defined, the costs can be identified, the technical feasibility has been established, management intends to market the product or process, a market exists for the product or process, and adequate resources exist to complete the project. Capitalized costs are amortized based on revenues, commencing from commercial usage, over the remaining economic life of the related product, not exceeding ten years. Research, as well as development costs that do not meet the preceding criteria are expensed in the period incurred. Research and development investment tax credits and government grants, if received, are applied against the deferred costs or expense, as applicable, in the period in which the investment tax credits and government grants are received. At each reporting date, Sonic reassesses the relevant criteria for deferral and amortization and reviews the deferred costs for impairment. No amortization expense was recorded to date, as the company has not completed the development of the new technology.

Patent Rights

Sonic records patent rights at cost and are capitalized and amortized using the straight-line method over their legal life. Until commercial usage, amortization of the patents rights are charged to deferred development costs, as applicable. At each reporting date, management reviews its amortization periods for reasonableness and its patent rights for impairment. These intangible assets are written down when it becomes reasonably evident that impairment has occurred due to expected future cash flows not being adequate to cover net book value. Amortization periods are adjusted when required, to ensure reasonableness.

Stock Based Compensation

Effective February 1, 2002, Sonic adopted the recommendation of CICA Handbook section 3870 "Stock-based compensation and other stock-base payments." As encouraged by CICA Handbook section 3870 Sonic has enacted prospectively early adoption of the fair value based method of accounting for rewards issued to employees for the fiscal year beginning February 1, 2003. The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for rewards made to employees.

Management Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires Sonic's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

A. Operating Results

Period From February 1 to December 31, 2003 Compared to Year Ended January 31, 2003

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with Sonic's consolidated financial statements and related costs (see "Item 17").

Sonic's net loss for the eleven month period ended December 31, 2003 was ($1,178,505) or ($0.12) per share compared to a loss of ($289,145) or ($0.07) per share for the year ended January 31, 2003. Total general and administrative were $1,227,270 (January 2003 - $294,859). The $932,411 increase in costs is directly related to the large increase in the activity level of Sonic as it proceeds to the commercialization and deployment of its technology. Automobile expenses were $27,560, compared with $nil in the prior year. The increase is due to signing four new vehicles leases during the current period. Advertising expenses increased by $32,294 from $22,631 in the prior year to $54,925, as Sonic produced marketing materials for presentations. Amortization expense increased to $12,359 from $2,357 the year before, as capital expenditures increased for equipment and office furniture. There was a $32,726 decrease in the current period bank charges and interest down to $828 (January 2003 - $33,554). The previous year included interest charges related to a bridge loan that included a cash interest payment and the issue of bonus shares. Consulting fees for the period were $115,665 (January 2003 - $83,456), representing a $32,209 increase from prior year. These costs included consulting fees paid to former management of SESI Systems Inc. during a six month transition period as well as fees for consultants for office administration, obtaining permits and reviewing other applications of sonic technology. Insurance costs increased by $13,496 from $5,163 a year ago to $18,659 in the current period due to an increase of equipment insurance and the inclusion of insurance costs as a result of Sonic's acquisition of Contech. Current period legal and accounting costs were $112,274 (January 2003 - $21,438), $90,836 higher than a year ago, and are attributable to the increased complexity of Sonic's corporate structure and related audit services, legal services for the Contech acquisition and general increase in the activities of Sonic. Office costs were $37,549 (January 2003 - $20,796) and rent costs were $42,401 (January 2003 - $22,266) as Sonic required more office space and includes rent costs for Contech since acquisition. Salaries and wages increased to $263,095 (January 2003 - $37,248). The $225,847 increase includes compensation for the addition of full-time employees, including Sonic's President, VP Business Development and VP Manager of Operations. The costs for shareholder relations increased to $47,630 (January 2003 - $6,317). These costs included the hiring of Calvacanti Hume, a shareholder relations consulting company, to assist with arranging quarterly meetings with brokers and analysts, identify investment bankers, handle telephone inquiries, assist with annual meetings and co-ordinate timely disclosure for Sonic. Telephone and utilities costs were $24,890 (January 2003 - $12,586). Transfer agent, regulatory fees were $17,108 (January 2003 - $11,245). Travel and promotion expenses increased by $115,716 from $5,935 in the year ended January 31, 2003 to $121,651 in the current period. The increase was a result of reviewing overseas opportunities, Company updates to institutions and equity raising presentations.

Sonic has recorded stock-based compensation expense of $330,376 (January 2003 - $6,468). Of this amount, $71,713 (January 2003 - $nil) is related to shareholder relations expense and $258,663 (January 2003 - $6,468) is related to salaries and wages expense. These expenses, calculated using the Black-Scholes Option Pricing Model, relate to granting of stock options during the current and prior periods.

Investing Activities

Sonic acquired a 100% interest of Contech PCB Containment Technology Inc. ("Contech") effective August 1, 2003. Sonic paid $25,000 upon closing and will make payments of $3,000 per month for 15 months. To December 31, 2003, Sonic has paid $34,000. This is a related party transaction as a major Contech shareholder was also an officer of Sonic. A value of $1 has been attributed to the shares issued, that being the excess of the net book value of the identifiable assets less the cash consideration paid.

Property, Plant and Equipment. During the current period, Sonic acquired capital assets of $201,088. Additions including $34,065 worth of computers, office furniture and equipment and a vehicle acquired on purchase of Contech, $32,185 for a computer system, $24,724 for upgrading the 75kw generator, $83,391 towards construction of Plant One, $9,800 for a portable structure for Plant One and the remaining $16,923 for office furniture, equipment and office leasehold improvements.

Deferred Development Costs. Sonic incurred deferred development costs of $226,182. These costs included $72,999 for salaries. Costs directly attributable to the construction of Plant One include $51,371 for construction, $16,000 for consulting, $28,485 for engineering and $21,278 for upgrading the 75kw generator. Sonic also capitalized $23,564 of patent maintenance costs and $12,485 of patent amortization costs.

Patents. Sonic incurred patent application costs of $7,469.

Financing

Sonic completed a $7,200,000 private placement of 4,000,000 Units at $1.80 per Unit on October 31, 2003. Each Unit consists of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share at a price of $2.10 per common share until October 31, 2005.

Sonic paid a commission fee of $540,000 and incurred $71,268 of additional share issuance costs. Sonic granted to the agent 400,000 warrants exercisable at $1.80 per share on or before October 31, 2005.

During the current period there were 510,000 warrants exercised for total consideration of $415,000 and 13,333 stock options were exercised for total consideration of $6,667.

Subsequent Events

Sonic has issued the following shares during the period from December 31, 2003 to February 29, 2004:

Sonic issued 50,000 common shares for proceeds of $50,000 upon the exercise of warrants on January 7, 2004.

Sonic issued 8,333 common shares for proceeds of $4,166 upon the exercise of options on January 14, 2004.

Sonic issued 8,000 common shares for proceeds of $4,000 upon the exercise of options on January 21, 2004.

Sonic issued 10,000 common shares for proceeds of $10,000 upon the exercise of warrants on February 6, 2004.

Sonic issued 2,500 common shares for proceeds of $1,250 upon the exercise of options on February 25, 2004.

Year ended January 31, 2003 Compared to Year ended January 31, 2002

Discussion of Operations and Financial Condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with Sonic's consolidated financial statements and related costs.

The loss for the year was ($289,145) or ($0.07) per share for 2003 compared to a loss of ($186,338) or ($0.06 per share for 2002. Total general and administrative were $294,859 for 2003 compared to $197,979 for 2002. The overall $96,880 increase in costs is due to Sonic's completion of its qualifying transaction and proceeding to commercialization and deployment of its technology. These costs include advertising, the hiring of consultants and staff, business plans, news releases and other legal and accounting expenses. Advertising costs increased by $21,620 from $1,011 a year ago, to $22,631 in the current year. Increase in advertising costs is due to increased activity during the period. Bank charges and interest were $33,554 in the year ended January 31, 2003 (2002 - $242). The increase of $33,312 is caused mainly by a $30,000 interest expense recorded in the books of Sonic when 90,910 common shares were issued to two directors of Sonic as their compensation for a $150,000 bridge loan financing. Due diligence searches costs decreased to $nil from $36,863 a year ago, because of a decrease in project assessments. Office, postage and printing costs this year were up by $18,701, from $2,095 a year ago, to $20,796 in the current year, as a result of increased activity and more people involved in Sonic. Salaries and wages expenses were $37,248 (2002 - $nil). The increase of $37,248 is due to hiring staff in the current year.

Investing Activities

Sonic acquired its' Sonic generator technology by acquiring 100% of issued and outstanding shares of SESI Systems Inc. ("SESI"), by issuing 2,997,135 common shares. This was a related party transaction, because a director and officer of Sonic was also a principal shareholder of SESI, therefore shares were valued at $5,375, being the book value of SESI on the date of acquisition.

Property, Plant and Equipment. During the current year, Sonic spent $84,977 on property, plant and equipment additions, including $76,731 of machinery and equipment cost mainly consisting of replacement parts for the 75kw generator. The remaining costs were for computers, furniture and office equipment.

Deferred Development Costs. SESI had deferred project costs of $178,819, to which Sonic added $184,160 of its own costs in the period since acquisition to year end ($2002 - $nil). Included in $184,160 of Sonic's current year own costs were acquisition costs of $171,181 for legal and valuation expenses, refurbishing and testing of the 75kw generator costs were $9,790, and Plant One engineering costs were $3,189. Included in $178,819 of costs acquired from SESI were $41,902 of legal costs, $11,640 of acquisition costs, $66,050 of consulting costs, $9,100 of manufactured equipment costs, $19,460 of patent costs, $30,667 of technical review costs.

Patents. During the year ended January 31, 2003 Sonic incurred costs of $22,825 (2002 - $nil) for patent applications.

Financing

As a condition of its qualifying transaction, Sonic was required to complete a financing of $2,000,000. During the year ended January 31, 2003, Sonic completed a $2,200,000 private placement of 4,400,000 Special Warrants at $0.50 per Special Warrant. Each Special Warrant was exchanged, in connection with the completion of the qualifying transaction, into one common share of Sonic and a one-half common share purchase warrant, each whole warrant entitling the holder to acquire one common share at $1.00 per common share until June 12, 2004.

Sonic incurred share issuance costs of $244,100, including agent commissions of $166,600 and sponsorship and corporate finance fees of $35,000. Agent's compensation also included 416,500 agent warrants exercisable at $0.50 per warrant expiring June 12, 2004.

Sonic has entered into a bridge loan agreement with two directors in the amount of $150,000. The loan was repaid from proceeds of the private placement including interest costs of $3,164. A loan bonus of 90,910 common shares, valued at $30,000 was issued to the directors. The amount of $30,000 has been allocated to share capital and to bank and interest charges.

There were also 75,000 warrants exercised during the year for total proceeds of $15,000.

During the year ended January 31, 2003, Sonic granted 575,000 stock options exercisable at $0.50 on or before December 12, 2007. The stock option compensation amount related to non-employees was $6,468. This amount was included in salaries and wages and included in contributed surplus. The amount of stock option compensation related to employees was $3,546, which was disclosed in the notes to financial statements on a pro-forma basis.

B. Liquidity and Capital Resources

Sonic has a working capital balance of $7,181,558 at December 31, 2003, compared with $1,429,182 at January 31, 2003. The liquid portion of the working capital consists of cash and cash equivalents with maturity dates of less than one year that are readily convertible into known amounts of cash. The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

The ability of Sonic to realize the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At December 31, 2003, the outstanding options and warrants represented a total of 6,558,167 shares issuable for a maximum of $10,576,614 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

C. Research Expenditures

Research expenditures have been focussed on the development of the Platform Technology, and these will culminate in the construction of Plant One. Ongoing improvements to the basic process and the use of alternative materials will continue in 2004. These expenses have been accounted for as part of the operations cost, but will be broken out separately for tax purposes.

Sonic will also continue to explore further applications of the Platform Technology for the use of low frequency sonic energy on an industrial scale. In 2004, this will focus on a partnership with CANMET for a second environmental application to explore the use of the Platform Technology for the pacification of fly ash from fluidized bed thermal power stations. For the year 2004, these expenses will amount to approximately $60,000.

D. Trend Information

There are no known trends in production, sales or inventor projected to have a material effect on Sonic's revenues in the coming year.

E. Off-Balance Sheet Arrangements

Sonic does not have any off-balance sheet arrangements currently in place.

F. Tabular Disclosure of Contractual Obligations

The following table outlines the current contractual obligations of Sonic as at December 31, 2003:

	Total	Less than one year	1 to 3 years
Operating lease obligations	$99,236	$30,927	$68,309

G. Safe Harbour

The safe harbor provided in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 shall apply to Sonic's statements pursuant to Items 5.E and F of this Form 20-F.

ITEM 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
Name, Position and Place of Residence	Period of Time With Sonic	Shares Beneficially Owned or Controlled(1)
Adam R. Sumel, President, Director and Chief Executive Officer Richmond, British Columbia	Director, President and CEO since February 4, 2000	844,400 shares(2)
Douglas B. Forster, Director West Vancouver, British Columbia	Director since February 4, 2000	805,455 shares(3)
Richard Ilich, Director and Secretary Richmond, British Columbia	Director and Secretary since February 4, 2000	545,455 shares
Roderick O. McElroy, Vice-President, Operations and Director Vancouver, British Columbia	Director since January 23, 2003; Vice-President since October 1, 2003	5,000 shares
Edward Farrauto, Chief Financial Officer Penticton, British Columbia	CFO since January 23, 2003	90,000 shares
Matthew Wilson, Vice-President, Business Development West Vancouver, British Columbia	Vice-President since February 1, 2003	15,000 shares
James Hill, Vice-President, Research and Development North Vancouver, British Columbia	Vice-President since December 2, 2003	Nil

Notes:

(1) The information as to shares beneficially owned or controlled is furnished by the respective directors at December 31, 2003 and includes shares held through holding companies.

(2) 250,000 of these shares are held in the name of Sumel Family Trust over which Mr. Sumel has control. 25,000 of these shares are held by Carlisle Holdings Ltd. a company over which Mr. Sumel has control.

(3) 200,000 of these shares are held in the name of Quarry Capital Corporation over which Mr. Forster has control.

All directors have a term of office expiring at the next annual general meeting of Sonic. All officers have a term of office lasting until their removal or replacement by the Board of Directors. Management holds approximately 2,305,310 shares representing approximately 15.0% of the 15,340,211 shares outstanding on February 29, 2004.

Principal Occupation of Current Management of Sonic

ADAM R. SUMEL - President, Chief Executive Officer and Director

Mr. Sumel, age 38, has been the driving force behind the creation and development of the Issuer's business. He has 21 years experience in the sales, service and financing areas with a number of businesses. Prior to his involvement with the Issuer, Mr. Sumel was a founding partner in Canwest Leasing Inc. (1998-2002), an independent vehicle sales and leasing company.

RODERICK O. McELROY, B.Sc., M.Sc., Ph.D. - Vice-President, Operations and Director

Dr. McElroy, age 60, is a process technology specialist with over 30 years of experience ranging from laboratory and pilot-scale testwork (B.C. Research, 1970 - 1988) through to industrial scale feasibility assessment, design and plant operations (Fluor Daniel Wright Ltd., 1988 - 2002). He provides important servies to the Issuer in key technology areas including: testing, design and review for successful commercialization of the Issuer's technology; scheduling and expediting project execution (engineering, procurement, construction, commissioning and starting); critical evaluation of technology opportunities and estimated project/process costs; and, the sourcing of cost-effective engineering and other technical services.

Dr. McElroy received his BSc (Chemistry, Honours) from the University of Alberta in 1965, MSc (Materials Science) from McMaster University in 1967, and his PhD (Hydrometallurgy) from the University of British Columbia in 1972.

MATTHEW WILSON - Vice-President, Business Development

Mr. Wilson, age 54, has over 30 years experience in the environmental industry. During this period he has founded and developed four companies including one of the largest asbestos removal companies in Canada, which he sold to Canadian Energy Systems, and National Cellulose, the first spray-on cellulose manufacturing company in British Columbia.

Throughout his career, Mr. Wilson has been actively researching effective, non-incineration technologies for the treatment of PCB waste in all forms, soil, oil, tar and debris, and has earned an excellent reputation within the small community of active companies involved in the handling and treatment of PCB waste in Canada. Mr. Wilson has extensive experience in researching and developing new companies that have commercially viable technologies, and was previously involved in a Business Development capacity with Quantum Environmental, Western Canada's largest environmental company.

JAMES HILL, B.Sc., P.Eng., M.B.A., Ph.D. - Vice-President, Research and Development

Dr. Hill, age 57, has over 20 years experience in technology commercialization. He was formerly President and Chief Operating Officer of B.C. Research Inc., and was instrumental in helping Sonic recognize the technical and commercial significance of its technology. Following the privatization of B.C. Research Inc. in 1993, Dr. Hill helped transform it into a vibrant contract research and technology incubator. Dr. Hill was previously Vice President of Engineering and Product Development for Innovac, including all manufacturing and applications support for international customers in the environment, fisheries and food industries. Dr. Hill has helped create several technology companies and has been responsible for the successful financing and operation of these companies during the start-up phase. Dr. Hill has experience in business development and operations in the energy, technology, manufacturing and information sectors.

Dr. Hill is a P. Eng. in B.C. He received a B.Sc. Mechanical Engineering (First Class Honours) from the University of Durham, England, and a Ph.D. in the Aerodynamics of Turbomachinery from the University of Newcastle Upon Tyne, England in 1971. In 1989, Dr. Hill received an M.B.A. from Simon Fraser University where he specialized in strategic management and public policy.

DOUGLAS B. FORSTER, B.Sc., M.Sc., P.Geo - Director

Mr. Forster, age 45, is President and the principal of Quarry Capital Corporation (1994 to present), a Vancouver based company involved in venture capital and small cap equity financing in the industrial, technology and resource sectors. For the past 16 years, Mr. Forster has been involved in the founding, managing and financing of eight different public companies or reporting issuers listed on the TSX Venture Exchange, the Toronto Stock Exchange and NASDAQ. Mr. Forster has been associated with the mineral exploration and mine development industry for the past 23 years. He held a variety of management and geological positions with both junior and senior mineral exploration companies from 1978 until 1994. He is currently a Director of Rubicon Minerals Corporation (1996 - Present), Radiant Communications Corp. (2000 - Present) and Odyssey Resources Ltd. (2001 - Present), all of which are listed on the TSX Venture Exchange or the Toronto Stock Exchange ("TSX"), and was one of the Issuer's original founders. Mr. Forster is also a registered member of the Association of Professional Engineers and Geoscientists of B.C.

Mr. Forster holds a Bachelor of Science degree (Geology - 1981), and a Master of Science degree (Economic Geology - 1984) from the University of British Columbia.

RICHARD ILICH - Director

Mr. Ilich, age 46, is President of the Townline Group of Companies of Richmond, B.C. which, for the past 18 years, has been actively involved in all facets of residential and commercial land development construction, financing and marketing in Greater Vancouver, for which Mr. Illich and Townline have received a number of prestigious awards. Mr. Ilich is a member of the Canadian Home Builder Association, The B.C. Home Builders Association, The Greater Vancouver Home Builders Association and The Urban Development Institute. For the past 5 years, Mr. Ilich has been a member of the City of Richmond Design Panel. He was also one of the Issuer's original founders.

EDWARD FARRAUTO, C.G.A. - Chief Financial Officer

Mr Farrauto, age 47, has over 17 years of experience as a senior financial officer in private and public companies. His experience encompasses financial and regulatory compliance. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers, and merger and acquisition transactions. He also has experience with U.S. filings including the 20F and SEC clearance and reporting issues.

Technical Advisory Board

Sonic has assembled a highly qualified Technical Advisory Board (the "TAB") to assist in the further development and commercialization of its Platform Technology. The TAB consists of professional chemists, physicists, engineers, metallurgists and academics with extensive knowledge, hands-on commercial and industrial experience and personal contacts in a number of areas. Sonic has actively used the TAB at critical points in its development.

The members of the TAB have relevant experience that will contribute materially to Sonic's future success. The TAB has been established by the management of Sonic in order to assist and advise in matters pertaining to research, development and testing, as well as the commercialization of the Sonic Generator technology.

All members of the TAB have contributed, and will continue to contribute, a significant amount of their time and resources in advising Sonic. Both during TAB meetings and regular correspondence with management, members contribute to the success of Sonic by offering their respective expertise to matters relating to the development and commercialization of the Platform Technology and its applications. All the TAB members have been compensated by way of a stock option plan and fees for services rendered. The TAB members are as follows:

Professor. Timothy J. Mason, Ph.D., D.Sc.

Professor Mason is among the most published and most quoted experts on the subject of sonochemistry worldwide. As director of the Sonochemistry Centre at Coventry University, his interests are in a range of applications of power ultrasound technologies including environmental protection, materials processing, food processing, electrochemistry and therapeutic ultrasound. He has published some 200 papers and 15 books on sonochemistry. He was the first president of the European Society of Sonochemistry, is chairman of the UK Sonochemistry Group and is currently Senior Editor of the journal "Ultrasonics Sonochemistry" and the Advances in Sonochemistry series. He serves on several scientific boards including World Congress on Ultrasonics, Ultrasonics International and the Society for Therapeutic Ultrasound.

Prof. Mason graduated with a PhD in Physical Organic Chemistry from Southampton University, UK (1970). He was a NATO Fellow at Amherst College, Mass. USA (1970 - 72), Research Fellow, York University, UK (1972 - 73), and Temporary Lecturer in Organic Chemistry, Bradford University, UK (1973 - 74). He joined Coventry Polytechnic (now University) in 1975, and was appointed as Professor. of Chemistry in 1991, a post he still holds. In 1996, Prof. Mason was awarded a D.Sc. (the highest UK research degree awarded for major contributions to science by a senior scientist) from Southampton University, UK, and an Honorary Professorship at Chongquin Medical University, Peoples Republic of China.

Donald Nyberg, B.A.Sc,, M.A.Sc., Ph.D., P. Eng.

As Research Director and Senior Project Manager with Arc Sonics, Dr. Nyberg was directly involved in the original development of the Sonic Generator. He has detailed knowledge of the problems and corresponding solutions that were encountered while developing the technology and during initial operations in the field is eager to lend his expertise to the Company in the commercialization stage. Dr. Nyberg also has extensive experience in research management and new product and process development in a diverse range of industries, from aerospace to natural resources. He is experienced in project planning and evaluation, technical feasibility studies, computer modeling and technology development.

Dr. Nyberg graduated from the University of British Columbia with a B.A. Sc. (Engineering Physics, 1957) and an M.A. Sc. (Solid State Physics, 1960). He graduated with a PhD in Solid State Physics in 1967 from Simon Fraser University.

Jim McKinley, B.Sc., Ph.D.

Dr. McKinley is Director of the Process and Analysis Division at B.C. Research, managing both the business and technical aspects of the division. He has extensive experience in sales & marketing, client liaison, proposal submissions, budget preparation, project management and report writing. At BC Research, he is currently working closely with several private sector companies in the laboratory and pilot scale development, optimization and commercialization of industrial chemistry and biological processes.

Prior to joining BC Research in 1986, Dr. McKinley spent 7 years with Environment Canada (Head, Organic Analytical Section, Water Quality Branch) and 7 years with the B.C. Ministry of the Environment (Senior Co-Coordinator, Organic Chemistry Section Environmental Laboratory). Dr. McKinley received his PhD in Chemistry from the University of British Columbia.

Paul Tinari, M.Ed., Ph.D., P. Eng.

Dr. Tinari has an extensive and diverse academic background. He spent 7 years at Queen's University, Kingston, Ontario, receiving B.Sc. in Engineering Physics 1981, followed by an M.Ed. in Physics, Mathematics and Computer Science 1982 and finally an M.Sc. in Mechanical Engineering in Fluid Dynamics, Thermodynamics, Thermo fluids & Heat Transfer in 1984. Dr. Tinari also studied at the von Karman Institute for Fluid Dynamics at Rhode-St-Genese in Belgium where he obtained a Diploma in 1986, followed by a PhD, both in Environmental and Applied Fluid Dynamics in 1989. In 1990 Dr. Tinari received a M.Sc. Education, from the University of Toronto, Ontario Institute for Studies in Education.

Klaus H. Oehr, B.Sc., M.A.Sc,

Mr. Oehr is president of his own consulting company, Hazelmere Research Ltd. He has over 30 years of experience in the following areas: chemical and electrochemical research and development, troubleshooting, marketing, experimental design, creation or management of scientific intellectual property including patents, trademarks and licenses. He managed all intellectual property including 104 patents issued and pending related to 8 inventions including ultrasonic devices for a NASDAQ-listed company. He is the inventor or co-inventor of 19 products or processes and has won many achievement awards. Mr. Oehr is the co-inventor of an electrochemical/ultrasonic technology which received the Financial Post 1996 Environmental Gold Award and co-developer of cyanide waste treatment technology which won the first Chemical Institute of Canada Environmental Improvement Award.

Mr. Oehr received his Bachelor of Science (Applied Chemistry) from the University of Waterloo (1971) and his Masters of Science (Electrochemical Engineering) from Waterloo (1974).

Lorrie Hunt

Mr. Hunt is a senior technologist and project manager for the Energy and Environmental Services Group at B.C. Research. He has carried out many environmental sampling programs throughout his 31-year tenure, and will continue to bring this expertise to Sonic. He has carried out numerous permit compliance monitoring programs, contaminated site investigations and contaminated site risk management projects. Mr. Hunt has also been involved in product and process development projects, including the use of low frequency sonication to enhance chemical reactions and the use of ozone for chemical processes.

Mr. Hunt received a Diploma of technology (Honours) in Pollution Treatment from the British Columbia Institute of technology.

B. Compensation

During Sonic's financial year ended December 31, 2003 the aggregate direct remuneration paid or payable to Sonic's directors and senior officers by Sonic was $298,162.

Adam R. Sumel, a Director and the President and Chief Executive Officer, is the "Named Executive Officer" of Sonic for the purposes of the following disclosure. The compensation paid to the Named Executive Officer during Sonic's most recently completed financial year is as set out below:
SUMMARY COMPENSATION TABLE
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensa- tion ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation ($)
Adam Ranjit Sumel	2003(1)	108,000(2)	Nil	Nil	150,000	Nil	Nil	Nil

Notes:

(1) For the year ended December 31, 2003.

Sonic has a stock option plan in place dated for reference November 30, 2002, which was then amended on June 25, 2003 to increase the number of shares available for issuance under the plan. The stock option plan was established to provide incentive to qualified parties to increase their proprietary interest in Sonic and thereby encourage their continuing association with Sonic. It is administered by the board of directors and provides that options will be issued pursuant to option agreements to directors, officers, employees or consultants of Sonic or its subsidiaries (see "Option Plan" below). All options expire on a date not later than five years after the issuance of such option. On February 3, 2003 an aggregate of 50,000 options to purchase shares were granted to the Named Executive Officer at an exercise price of $1.10. These options expire on February 3, 2008. The shares traded at a high of $1.30 and a low of $1.05 during the 30 day period preceding the date of grant. The number of the unexercised in-the-money options was 2,051,667 at December 31, 2003 and their value was $2,348,334. No share appreciation rights were granted to the Named Executive Officer during these periods.

C. Board Practices

All directors were re-elected at Sonic's annual general meeting on June 25, 2003 and have a term of office expiring at the next annual general meeting of Sonic scheduled for mid-2004. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

None of the service contracts of any of Sonic's directors contain provisions for benefits upon termination of such director's employment.

Richard Ilich and Doug Forster are members of Sonic's audit, governance and compensation committees. Sonic's directors are all active in its affairs and hence are not independent. The audit committee is elected annually by the directors of Sonic at the first meeting of the board held after Sonic's annual general meeting. Its primary function is to review the financial statements of Sonic before they are submitted to the board for approval. The audit committee is also available to assist the board if required with matters relating to the appointment of Sonic's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

D. Employees

At December 31, 2003, Sonic had five direct full-time employees (four officers and one administrative assistant) and one independent contractor (also an officer). Sonic had two employees as of December 31, 2002, and none as of December 31, 2001, prior to the acquisition of the Platform Technology (see "History and Development of Sonic").

E. Share Ownership

The shareholdings of the Named Executive Officer as well as the rest of the directors and officers of Sonic as at December 31, 2003 are disclosed under Item 6A. A detailed breakdown of the options held by the Named Executive Officer is as follows.
Name of Optionee	Options Granted	Exercise Price (CAD $)	Expiry Date	Outstanding Options at February 29/04
Adam Sumel	100,000	0.20	November 29, 2005	100,000
	50,000	1.10	February 3, 2008	50,000
	100,000	1.70	September 22, 2008	100,000
Total	250,000			250,000

Each option may be exercised for one common share of Sonic at the exercised price.

Stock Option Plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Sonic it has adopted a Share Incentive Plan (the "Plan"). The Plan was originally approved by shareholders at Sonic's annual general meeting held on November 30, 2002 and a resolution increasing the number of shares available for issuance under the Plan was approved by shareholders on June 25, 2003 (the "2003 Plan").

Options may be granted only to an individual or to a company that is wholly-owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide the TSXV with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of TSXV.

Under the 2003 Plan, a total of 2,150,000 shares of Sonic were reserved for share incentive options to be granted at the discretion of Sonic's board of directors to eligible optionees (the "Optionees"). As at February 29, 2004, a total of 2,075,834 share incentive options were issued and outstanding under the 2003 Plan, of which 1,475,000 options had been granted to current insiders, and 40,000 shares remained available for issuance to future Optionees. See Item 10 - "Options".

Material Terms of the 2003 Plan

The following is a summary of the material terms of the 2003 Plan:

  all options granted under the 2003 Plan are non-assignable and non-transferable and can be exercised for up to a period of 5 years;

  an option granted to an optionee who dies while being entitled to exercise an option under the 2003 Plan can be exercised by the optionee's lawful representatives within a period of one year from the date the optionee dies unless the option expires sooner in which case the option must be exercised prior to its expiry date. The 2003 Plan provides that, subject to regulatory approvals, the directors may extend this exercise period;

  for stock options granted to employees or service providers (inclusive of management company employees), Sonic is required to represent that the proposed optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of Sonic or of any of its subsidiaries;

  if an optionee, who is a director, employee, consultant or management company employee, ceases to be employed by or to provide services to Sonic (other than as a result of termination with cause) or ceases to act as a director or officer of Sonic or its subsidiary, any option held by such optionee may be exercised within 90 days after the date such optionee ceases to be employed or to provide services or ceases to be a director or officer, as the case may be. Options granted to an option who is engaged in investor relations activities must expire within 30 days after the optionee ceases to be employed to provide investor relations activities. These limitations are applicable only to the extent that the optionee was eligible to exercise the option on the date of termination;

  the minimum exercise price of an option granted under the 2003 Plan must not be less than the closing price for Sonic's common shares as traded on the TSXV on the last trading day before the date that the option is granted less allowable discounts as permitted by TSXV of up to 25%. In the event that the common shares are not listed on any stock exchange, then the minimum exercise price will be determined by the directors using their discretion but acting in good faith;

  no optionee who is an employee can be granted an option or options to purchase more than 5% of the outstanding listed shares of Sonic in a one year period and this figure is reduced to 2% for consultants;

  options granted under the 2003 Plan will vest and be cumulatively exercisable in installments at a rate to be fixed by the directors over a period of not less than 18 months. Vesting is generally subject to an optionee remaining in the capacity of an optionee during the vesting period;

  the Company will require disinterested shareholder approval (described below) if:

    the number of options granted to Insiders of the Company exceeds 10% of the Company's outstanding listed shares; or

    the aggregate number of options granted to Insiders of the Company within a one year period exceeds 10% of the Company's outstanding listed shares; or

    the number of options granted to any one Insider and such Insider's associates, within a one year period exceeds 5% of the Company's outstanding listed shares; or

    the Company is decreasing the exercise price of options previously granted to insiders.

"Insider" means a director or senior officer of Sonic, a director or senior officer a company that is an insider or subsidiary of Sonic, a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of Sonic, or Sonic itself if it holds any of its own securities.

"Disinterested shareholder approval" means the approval by a majority of the votes cast by all shareholders of Sonic at the shareholders' meeting excluding votes attached to listed shares beneficially owned by "Insiders" of Sonic to whom Sonic's options have been granted under the 2003 Plan and Associates of those Insiders.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Sonic's securities are recorded on the books of its transfer agent (Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, B.C. V6C 3B8 (604) 689-9853) in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses (on behalf of their respective brokerage clients). Sonic does not have knowledge or access to the identities of the beneficial owners of such shares registered through intermediaries. Based on information provided pursuant to Sonic's search of intermediaries, as of February 29, 2004, there were 52 registered shareholders of record holding a total of 15,340,211 common shares of Sonic of which, to the best of Sonic's knowledge, two were registered shareholders of record with registered addresses in the United States (holding approximately 850,000 (5.5%) shares). Shares registered in intermediaries were assumed to be held by residents of the same country in which the clearing house was located. To the best of its knowledge, Sonic is not directly or indirectly owned or controlled by a corporation or foreign government, and there are no arrangements currently in place which may result in the change of control of Sonic. For information on the holdings of insiders see Item 6A.

As of December 31, 2003, the only registered holders of 5% or more of the current issued and outstanding common shares of Sonic are Messrs. Adam Sumel, the President and CEO, and Douglas Forster, director. Mr. Sumel holds 844,400 common shares or 5.5% of the issued and outstanding share capital, whereas Mr. Forster holds 805,455 common shares, or 5.3% of the issued and outstanding share capital. The shareholdings of the individual directors are listed in Item 6A. The voting rights of the major shareholders do not differ from the voting rights of other Sonic shareholders.

The changes in the holdings of Sonic's principal shareholders in the last 3 years (in absolute numbers and as a percentage of then outstanding shares) is:
	As of December 31, 2003		Holdings December 31, 2002		Holdings December 31, 2001		Holdings December 31, 2000
Adam Sumel[1]	844,400	(5.5%)	900,000	(8.5%)	500,000	(16.3%)	500,000	(16.7%)
Douglas Forster[1]	805,455	(5.3%)	805,455	(7.6%)	500,000	(16.3%)	500,000	(16.7%)

Notes:

(1) A portion of these shares are held indirectly through nominees.

Under the British Columbia Securities Act, "insiders" (generally officers, directors and holders of 10% or more of Sonic's shares) are required to file insider reports of changes in their ownership in the first 10 days of the month following a trade in Sonic's securities. Copies of such reports are available for public inspection at the offices of the British Columbia Securities Commission, 9th Floor, 701 West Georgia Street, Vancouver, British Columbia V7Y 1L2 (phone (604) 899-6500) or at the British Columbia Securities Commission web site (www.bcsc.bc.ca). Commencing in 2002 in British Columbia all insider reports must be filed electronically 10 days following the date of the trade at www.sedi.ca. The public is able to access these reports at www.sedi.ca.

B. Related Party Transactions

On September 23, 2003, Sonic received the approval of the TSX Venture Exchange to acquire Contech (see "Market Strategy - The Contech Acquisition") pursuant to a purchase agreement between Sonic and Proline Industries Inc., 50% of which was owned by Mr. Matt Wilson, an executive officer of Sonic. In exchange for the shares of Contech, Sonic paid $67,675 and issued 100,000 common shares, which were subject to escrow terms over a two-year period (see "Escrowed Securities").

Sonic acquired the Platform Technology from SESI on August 31, 2002 pursuant to an Arrangement Agreement. At the time, Mr. Adam Sumel held over 10% of the issued and outstanding shares of each of Sonic and SESI.

During fiscal 2002, two directors, namely Messrs. Forster and Ilich (Forster through his company Quarry Capital Corp.) agreed to lend Sonic $150,000 (each lender as to $75,000). The loans were repaid from proceeds of a private placement, including interest of $3,164 (10% per annum). As consideration for the loan, the lenders each received 45,455 shares of Sonic having a value at that time of $30,000.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See Item 17 "Financial Statements" and pages 5 to 7 of this Form 20-F.

Legal Proceedings

On April 29, 2003, Sonic filed a statement of claim against Global Business Exchange Co. ("Global") to protect certain of its patented technology and seeking a declaration preventing the use of this technology by Global, which had previously asserted rights to it. As of the date hereof, a response to this claim had not been received from Global, and the management of Sonic anticipates that Global may not defend this claim.

Sonic is not involved in any other litigation or legal arbitration proceedings and to Sonic's knowledge, no material legal proceedings involving Sonic are to be initiated against Sonic.

Dividend Policy

Sonic has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future. All funds of Sonic are being retained for soil remediation projects.

B. Significant Changes

There have been no significant changes to the business of Sonic since December 31, 2003, except as otherwise disclosed herein.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Trading Markets

The following table shows the progression in high and low trading prices of the common shares of Sonic on the TSX Venture Exchange for the periods listed.

TSX Venture - symbol: SNV (Trading in Canadian Dollars)

	High	Low
	($)	($)
Annual
2003	3.58	1.05
2002	1.10	0.15
2001	0.60	0.15
2000	0.40	0.30

By Quarter
For the Period from Feb. 1- Dec. 31, 2003
Fourth Quarter	3.58	1.80
Third Quarter	2.00	1.30
Second Quarter	2.00	1.43
First Quarter (2 months)	1.54	1.08

For the Year ending Jan. 31, 2003
Fourth Quarter	1.30	0.44
Third Quarter	0.44	0.44
Second Quarter	0.44	0.30
First Quarter	0.45	0.25

Monthly
March, 2004	2.80	2.15
February, 2004	2.70	2.30
January, 2004	2.95	2.30
December, 2003	3.58	2.70
November, 2003	3.20	2.35
October, 2003	2.80	1.80

Sonic share trading information is also available through free internet search services (for example, see Yahoo.com, enter SNV.V).

B. Plan of Distribution

Not applicable.

C. Markets

The shares of Sonic have traded in Canada on the TSX Venture Exchange since November 29, 2000, (symbol:SNV; @ Yahoo SNV.V). Sonic was originally listed under the name "ADR Global Enterprises Ltd." (see "History and Development of Sonic").

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Sonic's share capital consists of one class only, namely common shares without par value, of which 100,000,000 shares are authorized and 15,261,378 common shares without par value were issued and outstanding as fully paid and non-assessable as of December 31, 2003. As of February 29, 2004, there were 15,340,211 common shares issued and outstanding as fully paid and non-assessable. The accompanying audited financial statements provides details of all share issuances effected by Sonic in the issue price per share since inception. There are no shares of Sonic which are held by or on behalf of Sonic. There have been no changes in the classification of common shares (reclassifications, consolidations, reverse splits or the like) within the previous five years. All common shares of Sonic rank pari passu (i.e. equally) for the payment of any dividends and distributions in the event of a windup. A summary of Sonic's outstanding dilutive securities (convertible or exercisable into common shares) is as follows:

Warrants

Sonic's outstanding warrants as at December 31, 2003 are as follows:

Number	Exercise Price	Expiry Date
226,500	$0.50	June 12, 2004
1,880,000	$1.00	June 12, 2004
400,000	$1.80	October 31, 2005
2,000,000	$2.10	October 31, 2005

During the period from December 31, 2003 to February 29, 2004, 60,000 of the warrants listed above at an exercise price of $1.00 were exercised.

Options

The following table shows Sonic's outstanding options as at December 31, 2003. All options have a five year term.
	Options Granted	Exercise Price (CAD$)	Expiry Date	Options Outstanding at December 31/03
Current and Former Directors and Officers	300,000	$0.20	November 29, 2005	300,000
	400,000	$0.50	December 12, 2007	397,500
	250,000	$1.10	February 3, 2008	250,000
	400,000	$1.70	September 22, 2008	400,000
	275,000	$2.50	November 10, 2008	275,000
Technical Advisory Board	150,000	$0.50	December 12, 2007	125,334
Current and Former Employees and Consultants	25,000	$0.50	December 12, 2007	18,000
	100,000	$1.10	February 3, 2008	100,000
	150,000	$1.45	April 2, 2008	150,000
	10,000	$2.50	November 10, 2008	10,000
TOTAL	2,060,000			2,025,834

Since December 31, 2003, Sonic has issued an additional 50,000 options to one of its officers, having an exercise price of CAD$2.30 and an expiry date of January 16, 2009. 40,000 options remain available for grant under Sonic's stock option plan (see Item 6E).

Fully Diluted Share Capital

A summary of Sonic's diluted share capital at February 29, 2004 is as follows:

Issued	15,340,211
Options outstanding	2,075,834
Warrants outstanding	4,446,500
Fully Diluted share position	21,869,545

History of Share Capital

A summary of the changes to Sonic's share capital over the last three years as follows:

	Number of Shares	Amount
Private placement	1,500,000	150,000
Public offering	1,500,000	261,938
Balance January 31, 2001	3,000,000	411,938
Agent's warrants exercised	75,000	15,000
Balance January 31, 2002	3,075,000	426,938
Private placement	4,400,000	1,955,900
Agent's warrants exercised	75,000	15,000
Issued to acquire Sonic Energy Systems Inc.	2,997,135	5,375
Bridge loan bonus shares	90,910	30,000
Stock compensation expense	-	6,468
Balance January 31, 2003	10,638,045	2,439,681
Exercise of options	13,333	6,667
Agent's warrants exercised	190,000	95,000
Exercise of warrants	320,000	320,000
Acquisition of Contech	100,000	1
Private placement	4,000,000	6,588,732
Stock compensation expense	-	330,376
Balance, December 31, 2003	15,261,378	9,780,457
Exercise of warrants (unaudited)	60,000	60,000
Exercise of options (unaudited)	18,833	9,417
Stock compensation expense (unaudited)	-	27,787
Balance, February 29, 2004 (unaudited)	15,340,211	9,877,671

B. Memorandum and Articles of Association

Sonic's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 600692. A copy of the Articles of Association and Memorandum are filed with this initial registration statement on Form 20F as an exhibit. (See Item 19.)

Objects and Purposes

Sonic's Memorandum of Incorporation and Articles of Association ("Articles") do not specify objects or purposes. Under British Columbia corporate law (the British Columbia Company Act or herein "BCCA"), a British Columbia corporation generally has all the legal powers of a natural person. British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

Directors - Powers and Limitations

Sonic's Articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three). The Articles specify that the number of directors shall be the number of directors fixed by shareholders annually or the number which are actually elected at a general shareholders meeting. The number of directors is determined annually by shareholders at the annual shareholders meeting and all directors are elected at that time. Under the Articles the directors are entitled between successive annual general meeting to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting (or actually elected at the preceding annual shareholders' meeting). Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat. There are no staggered directorships among Sonic's directors. Under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after disclosing in writing such interest. Directors must be of the age of majority (18), and meet eligibility criteria including being mentally competent, not an undischarged bankrupt, no fraud related convictions in the previous five years and a majority of directors must be ordinarily resident in Canada. There is no mandatory retirement age either under Sonic's Articles or under the BCCA.

Directors' borrowing powers are not generally restricted where the borrowing is in Sonic's best interests, but the directors may not authorize Sonic to provide financial assistance for any reason where Sonic is insolvent or the providing of the guarantee would render it insolvent. Directors need not own any shares of Sonic in order to qualify as directors.

Under the Articles, a director who is any way directly or indirectly interested in a proposed contract or transaction with Sonic or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director shall declare in writing the nature and extent of such interest in such contract or transaction. A director shall not vote in respect of any such contract or transaction if the company in which he is interested and if he should vote his vote shall not be counted but shall be counted in the quorum present at the meeting. Similarly, under the BCCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest. Directors' compensation is not a matter on which they must abstain. Directors must abstain from voting in such circumstances both under the Articles and under the BCCA.

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares. No dividend may be paid if Sonic is, or would thereby become, insolvent.

Voting Rights

Each Sonic share is entitled to one vote on matters to which common shares ordinarily vote including the annual election of directors, appointment of auditors and approval of corporate changes. There are no cumulative voting rights applicable to Sonic.

Rights to Profits and Liquidation Rights

All common shares of Sonic participate rateably in any net profit or loss of Sonic and shares rateably any available assets in the event of a winding up or other liquidation.

Redemption

Sonic has no redeemable securities authorized or issued. Therefore, Sonic has no sinking fund or like security redemption fund.

Shares Fully Paid

All Sonic shares must, by applicable law, be issued as fully paid for cash, property or services. They are therefore non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to Sonic which provide a right to any person to participate in offerings of Sonic's equity or other securities

Changes to Rights of Common Shareholders

Changes to the Articles and memorandum of Sonic require a shareholders' "special resolution" being a resolution passed by not less than 75% of the shares voted in person or by proxy at a duly convened shareholders meeting. Some organic corporate changes including amalgamation with another company, sale of substantially all of Sonic's assets, redomiciling out of the jurisdiction of British Columbia, creation of new classes of shares not only require such 75% approval but generally also give rise to a dissent right which is the right to be paid the fair value of the stockholder's shares in cash if the required special resolution is actually passed and Sonic elects to proceed with the matter notwithstanding receipt of dissent notices. A notice of a shareholders meeting at which such an organic change action is intended to be considered must include a prominent notice of the dissent right. Dissent provisions are governed by the BCCA and not by the Articles of Sonic.

Shareholders Meetings

Shareholders meetings are governed by the Articles of Sonic but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCCA. The Articles provide that Sonic will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to conduct of the meeting. The Securities Act (British Columbia) and the BCCA superimpose requirements that generally provide that shareholders meetings require not less than a 60 day notice period from initial public notice and that Sonic makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders, The form and content of information circulars and proxies and like matters are governed by the Securities Act and the BCCA. This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions. Sonic must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination. The meeting must be held within 13 months of the previous annual shareholders meeting and must present audited statements which are no more than 180 days old at such meeting.

No Limitation on Foreign Ownership

There are no limitations under Sonic's Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares. (See also "Exchange Controls").

Change in Control

Sonic has not implemented any shareholders' rights or other "poison pill" protection against possible take-overs. Sonic does not have any agreements which are triggered by a take-over or other change of control. There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control. There are no provisions in Sonic's material agreements giving special rights to any person on a change in control.

Insider Share Ownership Reporting

The articles of Sonic do not require disclosure of share ownership. Share ownership of director nominees must be reported annually in proxy materials sent to Sonic's shareholders. There are no requirements under British Columbia corporate law to report ownership of shares of Sonic but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade. Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales. Effective January 31, 2003 all insider trading reports will be available on the Internet at www.SEDI.com.

Securities Act (British Columbia)

This statute applies to Sonic and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling matters. All Sonic shareholders regardless of residence have equal rights under this legislation.

C. Material Contracts

The material contracts to which Sonic is a party which were entered into during the last two years are as follows:

1. Arrangement Agreement dated effective August 31, 2002, among Sonic (at that time, ADR Global Enterprises Ltd.), 649334 B.C. Ltd. and SESI Systems Inc. regarding the sale of SESI to Sonic (see "History and Development of Sonic");

2. The Stock Option Plan (see "Share Ownership - Stock Option Plan") dated June 25, 2003 under which options to purchase common shares are granted to directors, officers, employees and consultants of Sonic;

3. Agreement among Sonic, Proline Industries Inc., Matt Wilson and Diane Wilson dated effective August 1, 2003 regarding the sale of all the issued and outstanding shares of Contech to Sonic (see "Market Strategy - Contech Acquisition");

4. Executive Service Contracts. Sonic has a number of executive services or consulting contracts outstanding with its executives.

(a) Mr. Sumel's consulting company Carlisle Holdings Ltd. has a two-year agreement dated July 1, 2002 whereby it provides Mr. Sumel's services as President and Chief Executive Officer for $6,000 plus GST per month. Carlisle will receive bonuses of between approximately 20% and 40% of the base salary if New Sonic achieves revenue targets of $500,000 and $1,000,000 in the first year and $1,000,000 and $2,000,000 in the second year. The agreement also provides for one year's salary as severance if Mr. Sumel should elect to resign after a change of control of the Issuer.

(b) Dr. McElroy has a one-year contract which was effective October 1, 2002, and was extended for a further year prior to expiry, for substantially full-time engineering executive services. This contract currently pays $8,333 per month with a bonus payable based on gross revenues of Sonic.

(c) Mr. Farrauto entered into a one-year consulting agreement with Sonic in the name of his corporate nominee, No. 348 Sail View Ventures Ltd., effective December 15, 2002, which was extended for a further year prior to expiry. This contract currently pays a monthly consideration of $5,000 plus GST for his services as Chief Financial Officer.

(d) Mr. Wilson entered into a two-year contract with Sonic effective February 1, 2004 for his services as Vice-President, Business Development at a monthly salary of $8,333 with a bonus payable based on gross revenues of Sonic.

(e) Dr. Hill commenced his position as Sonic's Vice-President, Research & Development on December 2, 2003 at a monthly salary of $6,500. A written agreement was being negotiated as at the date hereof.

These contracts contain appropriate confidentiality and non-disclosure provisions regarding Sonic's technology.

6. Sonic leases its facilities as follows:

(a) Sonic leases the demonstration facility in Richmond, B.C. where Plant One is located from Hazco Environmental Services Inc. pursuant to a Property Lease agreement dated October 21, 2003. The lease is for one year expiring November 1, 2004, with a yearly extension option. The rent for the site is $24,000 per year with an additional $50 per tonne of material handled through Plant One currently located on the facility, calculated monthly;

(b) Sonic's acquisition of Contech included its contaminated waste handling plant on Mitchell Island, Richmond, B.C. This plant is leased on a monthly basis by verbal agreement at a rent of $3,100 per month; and

(c) Sonic's head office space at 1778 West 2nd Avenue, Vancouver, British Columbia is also leased on a monthly basis by verbal agreement at a rent of $1900 per month;

7. Cost-Sharing and Collaboration Agreement dated December 12, 2003 between Sonic and the Minister of Natural Resources (CANMET) under which the parties agreed to assign designated tasks amongst themselves with respect to the process developed by CANMET involving the treatment of polluting ash residue resulting from coal burning utilities. This agreement expires on June 30, 2004, and the decision as to whether or not it will be renewed will be based on the results of testing. Sonic also provides CANMET with a license to use its Platform Technology under the agreement, and CANMET provided Sonic with a separate option to license CANMET's technology. Sonic is required to contribute $60,000 in expenses and work requirements under the terms of this agreement, all of which remains to be paid.

D. Exchange Controls

Sonic is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada. There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares of Sonic (the "Common Shares"), other than withholding tax requirements. Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future. See "Taxation", below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Sonic on the right of a non-resident to hold or vote its common shares, other than as provided in the Investment Canada Act (Canada) (the "Investment Act"). The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire a controlling number of Sonic's common shares. It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments. Sonic does not believe the Investment Act will have any affect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Sonic's relatively small capitalization.

The Investment Act generally prohibits implementation of a "reviewable" investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an "entity") that is not a "Canadian" as defined in the Investment Act (i.e. a "non-Canadian"), unless after review the Director of Investments appointed by the Minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Sonic's common shares by a non-Canadian (other than a "WTO Investor" as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Sonic was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Sonic and the value of the assets of Sonic, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Sonic. An investment in the Common Shares of Sonic by a WTO Investor, or by a non-Canadian when Sonic was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Sonic and the value of the assets of Sonic, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2000 exceeds CAD$192 million. A non-Canadian would acquire control of Sonic for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares of Sonic. The acquisition of less than a majority but one-third or more of such Common Shares would be presumed to be an acquisition of control of Sonic unless it could be established that, on the acquisition, Sonic was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Sonic will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares of Sonic would be exempt from the Investment Act, including an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

  an acquisition of control of Sonic in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and an acquisition of control of Sonic by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Sonic, through the ownership of the Common Shares, remained unchanged.

E. Taxation

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a "U.S. Holder") who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with Sonic, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects. The immediately following summary does not take into account Canadian provincial, U.S. federal (which follows further below), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Sonic will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Sonic's voting shares). Sonic will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is "taxable Canadian property" to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty. A common share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Sonic's issued shares of any class or series.  If the shares of Sonic constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's capital gain or loss from a disposition of the share is the amount, in any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition. One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year. Unused capital losses  may carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years. It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident. The withholding tax may be reduced on completion of a Clearance Certificate request. If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose common shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada. The value of Sonic's common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Sonic. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, we urge holders and prospective holders of common shares of Sonic to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Sonic, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of Sonic who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets  and the summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Sonic

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Sonic are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Sonic has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of Sonic, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Sonic generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Sonic may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Sonic) deduction of the United States source portion of dividends received from Sonic (unless Sonic qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). Sonic does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Sonic's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of Sonic's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Sonic may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by Sonic will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Sonic should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Sonic

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Sonic equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Sonic. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of Sonic will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Sonic's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Sonic's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Sonic may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Sonic does not actually distribute such income. Sonic does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that Sonic will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Sonic's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Sonic is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Sonic may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. Sonic does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that Sonic will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. Sonic appears to have been a PFIC for the fiscal year ended December 31,  2003 , and at least certain prior fiscal years. In addition, Sonic expects to qualify as a PFIC for the fiscal year ending December 31,  2004 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of Sonic is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Sonic. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat Sonic as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Sonic qualifies as a PFIC on his pro rata share of Sonic's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Sonic's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Sonic is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, Sonic qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Sonic is a controlled foreign corporation, the U.S. Holder's pro rata share of Sonic's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of Sonic's first tax year in which Sonic qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of Sonic in which Sonic is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Sonic common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Sonic's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Sonic must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. Sonic intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Sonic. Sonic urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Sonic, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and Sonic ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Sonic does not qualify as a PFIC. Therefore, if Sonic again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Sonic qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Sonic. Therefore, if such U.S. Holder reacquires an interest in Sonic, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Sonic qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Sonic common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by Sonic.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Sonic common shares and all excess distributions on his Sonic common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Sonic (i) which began after December 31, 1986, and (ii) for which Sonic was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Sonic is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Sonic common shares, then Sonic will continue to be treated as a PFIC with respect to such Sonic common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Sonic common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Sonic common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Sonic as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Sonic included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of Sonic will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Sonic common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of Sonic are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Sonic common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of Sonic is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Sonic, certain adverse rules may apply in the event that both Sonic and any foreign corporation in which Sonic directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. Sonic intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Sonic that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Sonic (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Sonic (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Sonic and does not dispose of its common shares. Sonic strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Sonic common shares while Sonic is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Sonic is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Sonic ("United States Shareholder"), Sonic could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Sonic which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Sonic attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Sonic does not believe that it currently qualifies as a CFC. However, there can be no assurance that Sonic will not be considered a CFC for the current or any future taxable year.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

The following are experts whose opinions or reports are included herein:

(a) Canadian and U.S. Auditors, Staley Okada & Partners (see Item 1 for contact information). The auditors have reviewed the following:

Items 3A - Selected Financial Data; 3B - Capitalization and Indebtedness; 5 - Operating and Financial Review and Prospects;

(b) Canadian legal counsel, Lang Michener LLP (see Item 1 for contact information). Canadian legal counsel has reviewed the disclosure herein in the following sections:

Items 10A - Share Capital; 10B - Memorandum and Articles of Association, Directors - Powers and Limitations, Shareholders; 10D -Exchange Controls; 10E - Material Canadian Federal Income Tax Consequences for United States Residents; and

(c) U.S. Tax Advisors, Lang Michener LLP reviewed the section entitled United States Tax Consequences (in Part 10E).

All the foregoing experts have consented to the inclusion of their reports or opinions herein.

H. Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Sonic, 1778 West 2nd Avenue, Vancouver, British Columbia V6J 1H6 or on request of Sonic at 604-736-2552, attention: Adam Sumel. Copies of Sonic's consolidated financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the internet at www.SEDAR.com.

I. Subsidiary Information

All subsidiary information for Sonic is included in its consolidated financial statements.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Sonic's operations do not employ complex financial instruments or derivatives, and given that Sonic keeps its excess funds in high-grade short-term instruments, it does not have significant or unusual financial market risks. In the event Sonic experiences substantial growth in the future, our business and results of operations may be materially affected by changes in interest rates on new debt financings, the granting of credit options to our customers, and certain other credit risks associated with our operations.

Sonic is equity financed and does not have any debt which could be subject to significant interest rate change risks. Sonic has raised equity funding through the sale of securities denominated in Canadian dollars, and will likely raise additional equity funding denominated in Canadian dollars in the future. Sonic does not believe it has any materially significant market risks relating to its operations resulting from foreign exchange rates due to the relatively narrow movement of the exchange rate of the U.S. dollar relative to the Canadian dollar. However, if we enter into financings or other business arrangements denominated in a currency other than the Canadian or United States dollar, variations in the exchange rate may give rise to foreign exchange gains or losses that could be significant.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

Not applicable.

1TEM 16B. CODE OF ETHICS

Not applicable.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not applicable.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND
AFFILIATED PURCHASERS

There were no purchases made by or on behalf of Sonic or any "affiliated purchaser" of Sonic's equity securities.

PART III

ITEM 17. CONSOLIDATED FINANCIAL STATEMENTS

The following attached financial statements are incorporated herein:

  Auditors' Reports on the consolidated balance sheets as at December 31, 2003 and January 31, 2003 and 2002, and the consolidated statements of changes in shareholders' equity, loss and cash flows for each of the three periods ended December 31, 2003 and January 31, 2003 and 2002, and cumulative from February 4, 2000 (inception) to December 31, 2003;

  Consolidated Balance Sheets as at December 31, 2003 and January 31, 2003;

  Consolidated Statements of Loss for each of the periods ended December 31, 2003 and January 31, 2003 and 2002, and cumulative from February 4, 2000 (inception) to December 31, 2003;

  Consolidated Statements of Cash Flows for the periods ended December 31, 2003 and January 31, 2003 and 2002, and cumulative from February 4, 2000 (inception) to December 31, 2003;

  Notes to the consolidated financial statements;

ITEM 18. FINANCIAL STATEMENTS

NOT APPLICABLE. We have responded to Item 17.

ITEM 19. EXHIBITS

The following financial statements, related schedules and exhibits are included in this Form 20-F:

      Annual Financial Statements
Number	Description	Page No.
CONSENT LETTER
(i)

      Auditors' Reports on the consolidated balance sheets as at December 31, 2003 and January 31, 2003 and 2002, and the consolidated statements of changes in shareholders' equity, loss and cash flows for each of the three periods ended December 31, 2003 and January 31, 2003 and 2002, and cumulative from February 4, 2000 (inception) to December 31, 2003

(ii)	Consolidated Balance Sheets as at December 31, 2003 and January 31, 2003
(iii)	Consolidated Statements of Loss for each of the periods ended December 31, 2003 and January 31, 2003 and 2002, and cumulative from February 4, 2000 (inception) to December 31, 2003
(iv)	Consolidated Statements of Cash Flows for the periods ended December 31, 2003 and January 31, 2003 and 2002, and cumulative from February 4, 2000 (inception) to December 31, 2003
(v)	Notes to the consolidated financial statements

      Exhibits

Number	Description	Page No.
1.01	Certificate of Change of Name dated December 12, 2002, together with Altered Memorandum dated as of November 29, 2002
1.02	Certificate of Incorporation dated February 4, 2000, together with Memorandum dated February 3, 2000
1.03	Articles dated February 3, 2000
2	Not applicable
3	Not applicable
4(a).01	Arrangement Agreement dated effective August 31, 2002, among Sonic, 649334 BC Ltd and SESI Systems Inc.
4(a).02	Stock Option Plan dated June 25, 2003
4(a).03	Agreement among Sonic, Proline Industries Inc., Matt Wilson and Diane Wilson dated effective August 1, 2003
4(a).04	Executive Service Contract between Sonic and Carlisle Holdings Ltd. dated July 1, 2002
4(a).05	Executive Service Contract between Sonic and Roderick O. McElroy dated October 1, 2002
4(a).06	Executive Service Contract between Sonic and No. 348 Sail View Ventures Ltd. dated December 15, 2002
4(a).07	Executive Service Contract between Sonic and Matthew Wilson dated February 1, 2004
4(a).08	Property Lease Agreement between Sonic and Hazco Environmental Services Inc. dated October 21, 2003
4(a).09	Cost-Sharing and Collaboration Agreement dated December 12, 2003, between Sonic and Minister of Natural Resources (CANMET)
5	Not applicable	--
6.01	Not applicable	--
6.02	Not applicable	--
7	Not applicable	--
8	Not applicable	--
9	Not applicable	--
10(a)	Not applicable	--
10(b)	Not applicable	--
11	Not applicable	--
12	Not applicable	--
13	Not applicable	--
14	Consent letter of Auditor dated April 19, 2004

SIGNATURES

Sonic certifies that it meets all of the requirements for filing this fourth amendment on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended report on its behalf.

SONIC ENVIRONMENTAL SOLUTIONS INC.

Per: /s/ Edward Farrauto

EDWARD FARRAUTO
Chief Financial Officer

DATED: April 19, 2004